# Supplemental Information

**March 31, 2011**

Certain information contained in this presentation includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "believes," "intends," "should" or comparable terms or the negative thereof.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. Risks and uncertainties associated with our business include (without limitation) the following: risks related to the proposed merger with Ventas, Inc.; deterioration in the operating results or financial condition, including bankruptcies, of our tenants or other significant operators in the healthcare industry; non-payment or late payment of rent, interest or loan principal amounts by our tenants; the ability of our tenants to pay contractual rent and/or interest escalations in future periods; the ability of our tenants to obtain and maintain adequate liability and other insurance and potential underinsured or uninsured losses; occupancy levels at certain facilities; our reliance on one tenant for a significant percentage of our revenues; risks associated with real estate ownership, including the illiquid nature of real estate and the real estate market, maintenance and repair costs, potential liability under environmental laws, leases that are not renewed or are renewed at lower rates, our ability to attract new tenants for certain facilities, purchase option exercises that reduce revenue and our ability to sell certain facilities for their book value; the amount and yield of any additional investments and risks associated with acquisitions, including our ability to

identify and complete favorable transactions, delays or failures in obtaining third party consents or approvals, the failure to achieve perceived benefits, unexpected costs or liabilities and potential litigation; risks associated with development, including our ability to obtain financing, delays or failures in obtaining necessary permits and authorizations, the failure to achieve original project estimates and our limited history in conducting ground-up development projects; access to the capital markets and the cost and availability of capital; changes in the ratings of our debt securities; our level of indebtedness; the effect of economic and market conditions and changes in interest rates; maintaining compliance with our debt covenants and restrictions imposed by such covenants; the possibility that we could be required to repurchase some of our senior notes; increased competition in our business sector; adverse trends in the healthcare industry; tenant regulatory and licensing requirements and the effect of healthcare reform legislation or government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs; our ability to retain key personnel; changes in or inadvertent violations of tax laws and regulations and other factors that can affect our status as a real estate investment trust; and other factors discussed from time to time in our news releases, public statements and/or filings with the Securities and Exchange Commission, especially the "Risk Factors" sections of our most recent Annual and Quarterly Reports on Forms 10-K and 10-Q.

Forward-looking information is provided by us pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. We disclaim any intent or obligation to update these forward-looking statements.

Nationwide Health Properties

# Contents

Nationwide Health Properties

## Company Profile

Nationwide Health Properties, Inc. (NHP), incorporated in October 1985, is a publicly traded real estate investment trust (REIT) that invests in senior housing facilities, long-term care facilities and medical office buildings throughout the United States. NHP generally acquires real estate and then leases the assets under long-term triple-net master leases to senior housing and long-term care operators and various types of leases to multiple tenants in the case of medical office buildings.

As a REIT specializing in healthcare real estate, NHP provides a focused investment strategy with a well diversified portfolio. NHP employs a conservative, long-term approach to real estate investments with an experienced professional management team having extensive operating, real estate and finance backgrounds.

## Market Facts as of March 31, 2011

| **Closing Price** | **Market Capitalization** | **Enterprise Value** |
|---|---|---|
| $42.53 | $5.5 billion | $7.2 billion |

| **Dividend & Yield** | **52 week range** | **Shares & OP Units** |
|---|---|---|
| $1.92 (4.5%) | $30.91 - $44.05 | 128.8 million |

### Credit Ratings

| | |
|---|---|
| Fitch BBB | (stable) |
| Moody's Baa2 | (stable) |
| S&P  BBB | (negative) |

## Investor Highlights

- REIT structure provides opportunity to invest directly in real estate and indirectly in healthcare industry
- Quality healthcare real estate portfolio
- Long-term triple-net master leases with quality operators
- Strong affiliations with premiere hospital systems in growing medical office building markets
- Senior housing care a vital component of U.S. economy
- High dividend yield and high dividend coverage
- Financial stability
- Well positioned to take advantage of investment opportunities and to conservatively grow earnings and dividends
- NHP is one of the few healthcare REITs with investment grade ratings by Fitch, Moody's, and Standard & Poors.

## Our Portfolio as of March 31, 2011

- $5.2 billion in healthcare real estate
- 669 properties in 42 states
  - 275  Assisted and Independent Living
  - 203  Skilled Nursing
  - 135  Medical Office Buildings
  - 18  Other
  - 34  Unconsolidated JV Facilities
  - 3  Development Projects
  - 1  Asset Held for Sale
- Over 80 multi-facility tenants



WA (6%)  WI (5%)  CA (17%)  TX (15%)  FL (6%)

*Based on Investment.

Nationwide Health Properties



**FINANCIAL RESULTS**

## Consolidated Income Statements

In thousands, except per share data

| | Three Months Ended March 31, | |
| | 2011 | 2010 |
|---|---|---|
| **Revenue:** | | |
| Triple-net lease rent | $ 82,271 | $ 72,200 |
| Medical office building operating rent | 29,515 | 21,685 |
| | 111,786 | 93,885 |
| Interest and other income | 10,588 | 6,963 |
| | 122,374 | 100,848 |
| **Expenses:** | | |
| Interest expense | 22,771 | 23,590 |
| Depreciation and amortization | 38,674 | 31,290 |
| General and administrative | 7,365 | 6,980 |
| Merger and acquisition costs | 5,097 | 1,443 |
| Medical office building operating expenses | 10,358 | 8,647 |
| | 84,265 | 71,950 |
| **Operating income** | 38,109 | 28,898 |
| Income from unconsolidated joint ventures | 1,465 | 1,347 |
| Gain on debt extinguishment | - | 75 |
| **Income from continuing operations** | 39,574 | 30,320 |
| **Discontinued operations:** | | |
| Gains on sale of facilities, net | 10,607 | 22 |
| Income from discontinued operations | 133 | 897 |
| | 10,740 | 919 |
| **Net income** | 50,314 | 31,239 |
| Net loss income attributable to noncontrolling interests | 237 | 190 |
| **Net income attributable to NHP common stockholders** | $ 50,551 | $ 31,429 |
| **Basic earnings per share (EPS):** | | |
| Income from continuing operations attributable to NHP common stockholders | $ 0.31 | $ 0.26 |
| Discontinued operations attributable to NHP common stockholders | 0.09 | 0.01 |
| Net income attributable to NHP common stockholders | $ 0.40 | $ 0.27 |
| **Diluted EPS:** | | |
| Income from continuing operations attributable to NHP common stockholders | $ 0.31 | $ 0.25 |
| Discontinued operations attributable to NHP common stockholders | 0.08 | 0.01 |
| Net income attributable to NHP common stockholders | $ 0.39 | $ 0.26 |
| **Weighted average shares outstanding for EPS:** | | |
| Basic | 126,474 | 117,048 |
| Diluted | 128,980 | 119,463 |

Nationwide Health Properties

# Reconciliation of Net Income to Funds From Operations (FFO)

In thousands, except per share data

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2011 | 2010 |
| **Net income to FFO:** | | |
| Net income | $ 50,314 | $ 31,239 |
| Net loss attributable to noncontrolling interests | 237 | 190 |
| Real estate related depreciation and amortization | 38,248 | 31,545 |
| Depreciation in income from unconsolidated joint ventures | 1,182 | 1,239 |
| Deferred gain recognition | (471) | - |
| Gains on sale of facilities, net | (10,607) | (22) |
| **Diluted FFO** | 78,903 | 64,191 |
| Merger and acquisition costs | 5,097 | 1,443 |
| Gain on re-measurement of equity interest upon acquisition, net | - | (620) |
| Gain on debt extinguishment | - | (75) |
| **Adjusted diluted FFO** | $ 84,000 | $ 64,939 |
| | | |
| **Weighted average shares outstanding for FFO:** | | |
| Diluted weighted average shares outstanding (1) | 129,129 | 119,600 |
| Series B preferred stock add-back if not already converted | - | 310 |
| Fully diluted weighted average shares outstanding | 129,129 | 119,910 |
| | | |
| **Diluted per share amounts:** | | |
| FFO | $ 0.61 | $ 0.54 |
| Adjusted FFO | $ 0.65 | $ 0.54 |
| | | |
| **Dividends declared per common share** | $ 0.48 | $ 0.44 |
| | | |
| **Adjusted diluted FFO payout ratio** | 74% | 81% |
| **Adjusted diluted FFO coverage** | 1.35 | 1.23 |

(1)  Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

# Reconciliation of Net Income to Funds Available for Distribution (FAD)

In thousands, except per share data

| | Three Months Ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2011 | | 2010 | |
| **Net income to FAD:** | | | | |
| Net income | $ | 50,314 | $ | 31,239 |
| Net loss attributable to noncontrolling interests | | 237 | | 190 |
| Real estate related depreciation and amortization | | 38,248 | | 31,545 |
| Deferred gain recognition | | (471) | | - |
| Gains on sale of facilities, net | | (10,607) | | (22) |
| Straight-lined rent | | (2,300) | | (1,687) |
| Amortization of intangible assets and liabilities | | 132 | | (59) |
| Non-cash stock-based compensation expense | | 1,776 | | 1,594 |
| Deferred financing cost amortization | | 635 | | 845 |
| Lease commissions and tenant and capital improvements | | (1,981) | | (637) |
| **NHP's share of FAD reconciling items from unconsolidated joint ventures:** | | | | |
| Real estate related depreciation and amortization | | 1,182 | | 1,239 |
| Straight-lined rent | | 9 | | (1) |
| Deferred financing cost amortization | | 25 | | 21 |
| **Diluted FAD** | | 77,199 | | 64,267 |
| Merger and acquisition costs | | 5,097 | | 1,443 |
| Gain on re-measurement of equity interest upon acquisition, net | | - | | (620) |
| Gain on debt extinguishment | | - | | (75) |
| **Adjusted diluted FAD** | $ | 82,296 | $ | 65,015 |
| | | | | |
| **Weighted average shares outstanding for FAD:** | | | | |
| Diluted weighted average shares outstanding (1) | | 129,129 | | 119,600 |
| Series B preferred stock add-back if not already converted | | - | | 310 |
| Fully diluted weighted average shares outstanding | | 129,129 | | 119,910 |
| | | | | |
| **Diluted per share amounts:** | | | | |
| FAD | $ | 0.60 | $ | 0.54 |
| Adjusted FAD | $ | 0.64 | $ | 0.54 |
| | | | | |
| **Dividends declared per common share** | $ | 0.48 | $ | 0.44 |
| | | | | |
| **Adjusted diluted FAD payout ratio** | | 75% | | 81% |
| **Adjusted diluted FAD coverage** | | 1.33 | | 1.23 |

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

# Consolidated Balance Sheets

In thousands

| | March 31, 2011 | | December 31, 2010 | |
|---|---:|---|---:|---|
| **Assets** | | | | |
| Investments in real estate: | | | | |
| Land | $ | 342,161 | $ | 339,534 |
| Buildings and improvements | | 3,796,893 | | 3,679,745 |
| Development in progress | | 21,866 | | 17,827 |
| | | 4,160,920 | | 4,037,106 |
| Less accumulated depreciation | | (701,717) | | (670,601) |
| | | 3,459,203 | | 3,366,505 |
| Mortgage loans receivable, net | | 262,675 | | 289,187 |
| Investments in unconsolidated joint ventures | | 41,875 | | 42,582 |
| | | 3,763,753 | | 3,698,274 |
| Cash and cash equivalents | | 51,207 | | 59,591 |
| Receivables, net | | 9,432 | | 8,336 |
| Assets held for sale | | 4,946 | | 5,150 |
| Intangible assets | | 155,383 | | 163,238 |
| Other assets | | 169,124 | | 158,035 |
| | $ | 4,153,845 | $ | 4,092,624 |
| | | | | |
| **Liabilities and Equity** | | | | |
| Unsecured senior credit facility | $ | 245,000 | $ | 175,000 |
| Senior notes | | 991,633 | | 991,633 |
| Notes and bonds payable | | 365,164 | | 362,624 |
| Accounts payable and accrued liabilities | | 147,036 | | 151,069 |
| Total liabilities | | 1,748,833 | | 1,680,326 |
| | | | | |
| Redeemable OP unitholder interests | | 92,575 | | 79,188 |
| | | | | |
| Equity: | | | | |
| NHP stockholders' equity: | | | | |
| Common stock | | 12,662 | | 12,625 |
| Capital in excess of par value | | 2,505,565 | | 2,516,397 |
| Cumulative net income | | 1,899,596 | | 1,849,045 |
| Accumulated other comprehensive income | | 9,840 | | 8,614 |
| Cumulative dividends | | (2,148,141) | | (2,086,854) |
| Total NHP stockholders' equity | | 2,279,522 | | 2,299,827 |
| Noncontrolling interests | | 32,915 | | 33,283 |
| Total equity | | 2,312,437 | | 2,333,110 |
| | $ | 4,153,845 | $ | 4,092,624 |

Nationwide Health Properties

In thousands

|  | March 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| Other receivables, net | $ | 66,617 | $ | 68,200 |
| Straight-line rent receivables, net | | 41,771 | | 39,331 |
| Prepaid ground leases | | 12,741 | | 12,804 |
| Investments and restricted funds | | 12,741 | | 12,567 |
| Interest rate swaps | | 12,161 | | 11,157 |
| Deferred financing costs | | 8,138 | | 8,566 |
| Capitalized lease and loan origination costs | | 6,932 | | 1,910 |
| Other | | 8,023 | | 3,500 |
| | $ | 169,124 | $ | 158,035 |

Nationwide
Health
Properties

Capitalization

In thousands, except stock prices and ratios

| | | | | March 31, 2011 | | | | December 31, 2010 |
|---|---|---|---|---|---|---|---|---|
| **Debt** | | | | | | | | |
| Unsecured senior credit facility | | | $ | 245,000 | | | $ | 175,000 |
| Senior notes | | | | 991,633 | | | | 991,633 |
| Notes and bonds payable | | | | 365,164 | | | | 362,624 |
| Consolidated debt | | | | 1,601,797 | | | | 1,529,257 |
| NHP's share of unconsolidated debt | | | | 85,173 | | | | 85,231 |
| Total debt | | | $ | 1,686,970 | | | $ | 1,614,488 |
| **Book Capitalization** | | | | | | | | |
| Consolidated debt | | | $ | 1,601,797 | | | $ | 1,529,257 |
| Redeemable OP unitholder interests | | | | 92,575 | | | | 79,188 |
| Total equity | | | | 2,312,437 | | | | 2,333,110 |
| Consolidated book capitalization | | | | 4,006,809 | | | | 3,941,555 |
| Accumulated depreciation and amortization | | | | 701,717 | | | | 670,601 |
| Consolidated undepreciated book capitalization | | | | 4,708,526 | | | | 4,612,156 |
| NHP's share of unconsolidated debt | | | | 85,173 | | | | 85,231 |
| NHP's share of unconsolidated accumulated depreciation and amortization | | | | 16,627 | | | | 15,445 |
| Total undepreciated book capitalization | | | $ | 4,810,326 | | | $ | 4,712,832 |
| **Enterprise Value** | | | | | | | | |
| | Shares | Price | | | Shares | Price | | |
| Common stock | 126,624 | $ 42.53 | $ | 5,385,307 | 126,254 | $ 36.38 | $ | 4,593,115 |
| Limited partnership units | 2,177 | $ 42.53 | | 92,575 | 2,177 | $ 36.38 | | 79,188 |
| Consolidated market equity capitalization | | | | 5,477,882 | | | | 4,672,303 |
| Noncontrolling interests | | | | 32,915 | | | | 33,283 |
| Consolidated debt | | | | 1,601,797 | | | | 1,529,257 |
| Consolidated enterprise value | | | | 7,112,594 | | | | 6,234,843 |
| NHP's share of unconsolidated debt | | | | 85,173 | | | | 85,231 |
| Total enterprise value | | | $ | 7,197,767 | | | $ | 6,320,074 |
| **Leverage Ratios** | | | | | | | | |
| Consolidated debt to consolidated undepreciated book capitalization | | | | 34.0% | | | | 33.2% |
| Total debt to total undepreciated book capitalization | | | | 35.1% | | | | 34.3% |
| Consolidated debt to consolidated enterprise value | | | | 22.5% | | | | 24.5% |
| Total debt to total enterprise value | | | | 23.4% | | | | 25.5% |


Nationwide Health Properties

## Based on total debt including NHP's share of unconsolidated joint venture



**Undepreciated Book Basis**

65% Equity    35% Debt



**Enterprise Value**

77% Equity    23% Debt

## Debt Composition



27% / 73%

16% / 84%

Secured    Variable
Unsecured    Fixed

**See Financial Measures Definitions**



Dollars in thousands

## Debt Maturities

| Period | Credit Facility Principal | Rate | Senior Notes Principal | | Rate | Notes and Bonds Principal | Rate | Consolidated Debt Principal | Rate | NHP's Share of Unconsolidated Debt Principal | Rate | Total Debt Principal | Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2011 | $ 245,000 | 1.0% | $ 339,040 | | 6.5% | $ - | - | $ 584,040 | 4.2% | $ - | - | $ 584,040 | 4.2% |
| 2012 | - | - | 125,350 | (1) | 7.7% | 38,128 | 6.9% | 163,478 | 7.5% | 14,000 | 6.0% | 177,478 | 7.4% |
| 2013 | - | - | 292,823 | (2) | 6.3% | 41,961 | 5.6% | 334,784 | 6.2% | - | - | 334,784 | 6.2% |
| 2014 | - | - | - | | - | 37,383 | 5.9% | 37,383 | 5.9% | 25,616 | 5.8% | 62,999 | 5.9% |
| 2015 | - | - | 234,420 | | 6.0% | 35,115 | 6.0% | 269,535 | 6.0% | 36,996 | 5.8% | 306,531 | 6.0% |
| 2016 | - | - | - | | - | 43,845 | 5.6% | 43,845 | 5.6% | - | - | 43,845 | 5.6% |
| 2017 | - | - | - | | - | 96,927 | 5.7% | 96,927 | 5.7% | - | - | 96,927 | 5.7% |
| 2018 | - | - | - | | - | 7,800 | 6.1% | 7,800 | 6.1% | - | - | 7,800 | 6.1% |
| 2019 | - | - | - | | - | - | - | - | - | - | - | - | - |
| 2020 | - | - | - | | - | - | - | - | - | - | - | - | - |
| Thereafter | - | - | - | | - | 64,005 | 3.9% | 64,005 | 3.9% | 8,561 | 6.0% | 72,566 | 4.2% |
| Total | $ 245,000 | 1.0% | $ 991,633 | | 6.5% | $ 365,164 | 5.5% | $ 1,601,797 | 5.4% | $ 85,173 | 5.9% | $ 1,686,970 | 5.5% |

| Weighted average maturity in years | 0.7 | | 1.8 | | 7.0 | | 2.8 | | 5.2 | | 2.9 |
|---|---|---|---|---|---|---|---|---|---|---|---|

## Debt Composition

| | March 31, 2011 Principal | Rate | % of Total | December 31, 2010 Principal | Rate | % of Total |
|---|---|---|---|---|---|---|
| **Fixed rate debt** | | | | | | |
| Senior notes | $ 991,633 | 6.5% | 58.8% | $ 991,633 | 6.5% | 61.4% |
| Notes and bonds | 331,572 | 5.9% | 19.7% | 333,202 | 6.0% | 20.6% |
| NHP's share of unconsolidated debt | 85,173 | 5.9% | 5.0% | 85,231 | 5.9% | 5.3% |
| Total fixed rate debt | 1,408,378 | 6.3% | 83.5% | 1,410,066 | 6.3% | 87.3% |
| | | | | | | |
| **Variable rate debt** | | | | | | |
| Credit facility | 245,000 | 1.0% | 14.5% | 175,000 | 1.0% | 10.9% |
| Notes and bonds | 33,592 | 1.5% | 2.0% | 29,422 | 1.5% | 1.8% |
| NHP's share of unconsolidated debt | - | - | - | - | - | - |
| Total variable rate debt | 278,592 | 1.0% | 16.5% | 204,422 | 1.1% | 12.7% |
| **Total debt** | $ 1,686,970 | 5.5% | 100.0% | $ 1,614,488 | 5.6% | 100.0% |

(1) Includes $52 million of notes putable October of 2012, 2017 and 2027 with a final maturity in 2037
(2) Includes $23 million of notes putable July of 2013, 2018, 2023 and 2028 with a final maturity in 2038

Nationwide Health Properties

| Covenant | Minimum Requirement | Maximum Requirement | Actual | Status | |
|---|---|---|---|---|---|
| **Credit Facility Covenants** | | | | | |
| Unsecured Debt to Unencumbered Asset Ratio | | 60% | 27.1% | In Compliance | 45% of the maximum |
| Secured Indebtedness Ratio | | 30% | 9.0% | In Compliance | 30% of the maximum |
| Fixed Charges Ratio | 1.75x | | 3.53x | In Compliance | (A) |
| Total Liabilities to Capitalization Value | | 60% | 33.9% | In Compliance | 57% of the maximum |
| Net Asset Value | 820,000,000 | | 3,296,061,000 | In Compliance | (B) |
| **Bond Covenants** | | | | | |
| Senior and Non-recourse Debt to Capital Base | | 225% | 74.2% | In Compliance | 33% of the maximum |
| Senior Debt to Tangible Net Worth | | 225% | 57.3% | In Compliance | 25% of the maximum |
| Senior Debt to Capital Base | | 150% | 57.3% | In Compliance | 38% of the maximum |
| Limitation on Secured Debt Under Bond Indenture | | 10% | 0.8% | In Compliance | 8% of the maximum |
| **New Bond Covenants** | | | | | |
| Limitation on Secured Debt | | 40% | 7.5% | In Compliance | 19% of the maximum |
| EBITDA to Interest Expense | 1.50x | | 3.98x | In Compliance | (C) |
| Total Indebtedness | | 60% | 33.0% | In Compliance | 55% of the maximum |
| Unencumbered Assets to Unsecured Debt | 150% | | 344.5% | In Compliance | (D) |

(A) With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $110.0 million and stay in compliance.
(B) With our current asset value, we can increase total debt by up to $2.5 billion and stay in compliance.
(C) With our current EBITDA, we can increase total interest expense by up to $165.8 million and stay in compliance.
(D) With our current unencumbered assets, we can increase total unsecured debt by up to $1.6 billion and stay in compliance.

Nationwide Health Properties











**1. With our current asset value, we can increase total debt by up to $2.5 billion and remain in compliance.**

**2. With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $110.0 million and remain in compliance.**

















**1. With our current unencumbered assets, we can increase total unsecured debt by up to $1.6 billion and remain in compliance.**

**2. With our current EBITDA, we can increase total interest expense by up to $165.8 million and remain in compliance.**

Nationwide
Health
Properties

Dollars in thousands

| | Three Months Ended March 31, | | | |
|---|---|---|---|---|
| | | 2011 | | 2010 |
| **Reconciliation of Net Income to EBITDA:** | | | | |
| Net income | $ | 50,314 | $ | 31,239 |
| Net loss attributable to noncontrolling interests | | 237 | | 190 |
| Interest expense in continuing operations | | 22,771 | | 23,590 |
| Depreciation and amortization in continuing operations | | 38,674 | | 31,290 |
| Depreciation and amortization in discontinued operations | | 26 | | 679 |
| Consolidated EBITDA | | 112,022 | | 86,988 |
| NHP's share of EBITDA reconciling items from unconsolidated joint ventures: | | | | |
| Interest expense | | 1,271 | | 1,283 |
| Depreciation and amortization | | 1,182 | | 1,239 |
| Total EBITDA | | 114,475 | | 89,510 |
| Gain on re-measurement of equity interest upon acquisition, net | | - | | (620) |
| Gain on debt extinguishment, net | | - | | (75) |
| Deferred gain recognition | | (471) | | - |
| Gains on sale of facilities, net | | (10,607) | | (22) |
| Adjusted Total EBITDA | $ | 103,397 | $ | 88,793 |
| Adjusted Consolidated EBITDA | $ | 100,944 | $ | 86,271 |
| **Interest Expense:** | | | | |
| Consolidated interest expense, excluding amortization of deferred financing costs (including discontinued operations) | $ | 22,135 | $ | 22,745 |
| NHP's share of interest expense, excluding amortization of deferred financing costs, from unconsolidated joint ventures | | 1,246 | | 1,262 |
| Total interest expense | $ | 23,381 | $ | 24,007 |
| **Consolidated Adjusted Interest Coverage Ratio** | | 4.56 | | 3.79 |
| **Total Adjusted Interest Coverage Ratio** | | 4.42 | | 3.70 |

In thousands

| | March 31, 2011 | December 31, 2010 |
|---|---|---|
| **Assets** | | |
| Investments in real estate: | | |
| Land | $ 38,892 | $ 38,892 |
| Buildings and improvements | 535,528 | 535,529 |
| | 574,420 | 574,421 |
| Less accumulated depreciation | (66,507) | (61,780) |
| | 507,913 | 512,641 |
| Cash and cash equivalents | 4,998 | 4,769 |
| Other assets | 7,619 | 7,306 |
| | $ 520,530 | $ 524,716 |
| **Liabilities and Equity** | | |
| Notes payable | $ 340,691 | $ 340,924 |
| Accounts payable and accrued liabilities | 16,162 | 17,488 |
| Total liabilities | 356,853 | 358,412 |
| Equity | 163,677 | 166,304 |
| | $ 520,530 | $ 524,716 |
| NHP's investment in joint venture (1) | $ 40,903 | $ 41,562 |

(1) Reflects NHP's investment in a joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's investment in PMB Real Estate Services LLC ("PMBRES") and PMB SB 399-401 East Highland LLC ("PMB SB"). NHP's investment in PMBRES was $973,000 and $1,020,000 at March 31, 2011 and December 31, 2010, respectively.

|  | Three Months Ended March 31, | |
|  | 2011 | 2010 |
|---|---|---|
| **Revenue:** | | |
| Rent | $ 12,275 | $ 11,899 |
| Interest and other income | 68 | 53 |
|  | 12,343 | 11,952 |
|  | | |
| **Expenses:** | | |
| Interest expense | 5,085 | 5,031 |
| Depreciation and amortization | 4,728 | 4,697 |
| General and administrative* | 1,282 | 1,239 |
| Total expenses | 11,095 | 10,967 |
|  | | |
| **Operating income** | 1,248 | 985 |
| Gain on debt extinguishment, net | - | - |
| **Net income** | 1,248 | 985 |
| Net income attributable to noncontrolling interests | (3) | (2) |
| **Net income available to joint venture members** | $ 1,245 | $ 983 |
|  | | |
| **NHP Income and FFO from Joint Venture:** | | |
| Share of net income | $ 311 | $ 246 |
| Management fee* | 1,201 | 1,061 |
| Income from joint venture (1) | 1,512 | 1,307 |
| Share of depreciation | 1,182 | 1,174 |
| FFO from joint venture | $ 2,694 | $ 2,481 |

* NHP's management fee is included in the joint venture's general and administrative expense

(1) Reflects NHP's income from its joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's income/loss from PMBRES and PMB SB. NHP's share of the loss from PMBRES was $47,000 for the three months ended March 31, 2011. NHP's share of the income from PMBRES was $28,000 for the three months ended March 31, 2010. As of March 1, 2010, NHP acquired the remaining controlling interest in PMB SB. NHP's share of the income from PMB SB was $12,000 for the three months ended March 31, 2010.

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**Adjusted Fixed Charge Coverage Ratio:**
We believe that the Adjusted Fixed Charge Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest and preferred dividend payment obligations and allows investors to compare interest and dividend paying capabilities among different companies. We calculate the Adjusted Fixed Charge Coverage Ratio by dividing Adjusted EBITDA by Fixed Charges. In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the components Adjusted EBITDA and Fixed Charges. Our calculation of the Adjusted Fixed Charge Coverage Ratio should not be considered an alternative to the ratio of earnings to fixed charges as defined by Item 503(d) of Regulation S-K, and it may not be comparable to similar ratios reported by other companies.

**Adjusted Interest Coverage Ratio:**
We believe that the Adjusted Interest Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest payment obligations and allows investors to compare interest paying capabilities among different companies. We calculate the Adjusted Interest Coverage Ratio by dividing Adjusted EBITDA by interest expense (including capitalized interest, if any). In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the component Adjusted EBITDA. Our calculation of the Adjusted Interest Coverage Ratio may not be comparable to similar ratios reported by other companies.

**EBITDA:**
We believe that EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of Adjusted EBITDA which is in turn used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio, and we present it solely for the purpose of being used in those calculations. EBITDA is calculated by adding interest, taxes, depreciation and amortization to net income. The real estate industry

uses EBITDA as a non-GAAP measure of both operating performance and liquidity. We believe it is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of EBITDA may not be comparable to similar measures reported by other companies.

**Adjusted EBITDA:**
Adjusted EBITDA is defined as EBITDA excluding impairments of assets, gains and losses from the sale of real estate and gains and losses other than those from the sale of real estate.

**Enterprise Value:**
Enterprise Value is a measure of a company's value. We calculate Enterprise Value as market equity capitalization plus debt. Market equity capitalization is calculated as the sum of (1) the number of shares of common stock and limited partnership units multiplied by the closing price of our common stock on the last day of the period presented and (2) the number of shares of Series B preferred stock multiplied by the closing price of our Series B preferred stock on the last day of the period presented. Consolidated Enterprise Value includes our market equity capitalization, noncontrolling interests and consolidated debt, less cash and cash equivalents. Total Enterprise Value includes our market equity capitalization, noncontrolling interests, and consolidated debt, less cash and cash equivalents and our share of the debt of our unconsolidated joint ventures, less our share of the cash and cash equivalents of our unconsolidated joint ventures.

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**FAD and FFO Payout Ratio and Coverage:**
The Payout Ratio is calculated by dividing the common dividend per share by diluted FAD or FFO per share for any given period. Coverage is calculated by dividing diluted FAD or FFO per share by the common dividend per share for any given period. We believe that these amounts are important supplemental liquidity measures that enable investors to compare dividend security among REITs.

**Fixed Charges:**
Fixed Charges is a measure of the total interest and preferred stock dividend obligations of a company. It is calculated by adding interest expense (including capitalized interest, if any) and preferred stock dividends for any given period and is utilized in calculating the Adjusted Fixed Charge Coverage Ratio. It's usefulness is limited as, among other things, it does not include required principal payments or any other contractual obligations a company may have. Our calculation of Fixed Charges should not be considered an alternative to fixed charges as defined by Item 503(d) of Regulation S-K, and it may not be comparable to Fixed Charges reported by other companies.

**Funds Available for Distribution ("FAD"):**
While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FAD and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. FAD was developed as a supplemental measure of operating performance primarily to exclude non-cash revenues and expenses that are included in FFO. FAD is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization, plus or minus straight-lined rent (plus cash in excess of rent or minus rent in excess of cash), plus or minus amortization of above or below market lease intangibles, plus non-

cash stock based compensation, plus deferred financing cost amortization plus any impairments minus lease commissions, tenant improvements and capital improvements paid. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FAD and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions and different non-cash revenues and expenses. Additionally, FAD is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FAD and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not use the same definitions as we do for these terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

**Adjusted FAD:**
Adjusted FAD is defined as FAD excluding merger and acquisition costs and gains and losses other than those from the sale of real estate.

**Funds From Operations ("FFO"):**
While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FFO and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. We calculate

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FFO in accordance with the National Association of Real Estate Investment Trusts' definition. FFO is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FFO and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions. Additionally, FFO is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FFO and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not define FFO in accordance with the NAREIT definition, interpret that definition differently than we do or that do not use the same definitions as we do for such terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

**Adjusted FFO:**
Adjusted FFO is defined as FFO excluding impairments of assets, merger and acquisition costs and gains and losses other than those from the sale of real estate.



**INVESTMENTS & DISPOSITIONS**

Gross investment in thousands

| | Facilities | Number of Beds/Units | Square Feet | Average Age | Gross Investment | Initial Yield |
|---|---|---|---|---|---|---|
| **Consolidated Investments** | | | | | | |
| Assisted and independent living facilities | 1 | 38 | | 12 | $ 7,000 | 8.3% |
| Skilled nursing facilities | 6 | 1,126 | | 27 | 100,000 (1) | 9.4% |
| Total senior housing and long-term care | 7 | 1,164 | | 26 | 107,000 | 9.3% |
| Medical office buildings | 1 | | 30,952 | 41 | 2,000 | 8.8% |
| Subtotal | 8 | 1,164 | 30,952 | | 109,000 | 9.3% |
| Capital expenditures | | | | | 2,000 (2) | 8.2% |
| Total investments | 8 | 1,164 | 30,952 | | 111,000 | 9.3% |
| | | | | | | |
| **Total Investments** | | | | | | |
| Assisted and independent living facilities | 1 | 38 | | 12 | 7,000 | 8.3% |
| Skilled nursing facilities | 6 | 1,126 | | 27 | 100,000 | 9.4% |
| Total senior housing and long-term care | 7 | 1,164 | | 26 | 107,000 | 9.3% |
| Medical office buildings | 1 | | 30,952 | 41 | 2,000 | 8.8% |
| Subtotal | 8 | 1,164 | 30,952 | | 109,000 | 9.3% |
| Capital expenditures | | | | | 2,000 | 8.2% |
| Total investments | 8 | 1,164 | 30,952 | | $ 111,000 | 9.3% |

(1)  Additional $12 million contingent purchase price expected to be paid within the next two years at which time rent would be earned on such additional investment.
(2)  Represents revenue producing capital expenditures on our existing triple-net portfolio.

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| Location | Arizona | |
|---|---|---|
| Key Stats | Purchase Price: **$7M**<br>Price per Unit: **$187K**<br>Lease: **Triple Net** | Age: **12 years**<br>No. of Facilities: **1**<br>Facility Type: **ALF**<br>No. of Units: **38**<br>Occupancy: **96%** |



| Location | New York | |
|----------|----------|---|
| **Key Stats** | Purchase Price: **$100M**\*<br>Price per Bed: **$89K**<br>Lease: **Triple Net** | Age: **27 years**<br>No. of Facilities: **6**<br>Facility Type: **SNF**<br>No. of Beds: **1,126**<br>Occupancy: **98%**<br>Q-Mix: **39%** |

\*Excludes $12 million contingent purchase price expected to be paid within the next two years at which time rent would be earned on such additional investment.



Dollars In thousands

| | Number of Facilities | Average Age | Current Year Revenue | Full Year Revenue | Gross Proceeds | Gain | Investment Required at 9.5% Assumed Yield | % Financing From Proceeds |
|---|---|---|---|---|---|---|---|---|
| **Actual through March 31,2011** | | | | | | | | |
| Purchase options | | | | | | | | |
| SNF | 2 | 29 | 543 | 694 | 8,240 | 5,944 | 7,305 | 113% |
| | 2 | 29 | $ 543 | $ 694 | $ 8,240 | $ 5,944 | $ 7,305 | 113% |
| Loan payoffs | | | | | | | | |
| ALF | 5 | 12 | 1,733 | 3,465 | 33,000 | 10,904 | $ 36,474 | 90% |
| | 5 | 12 | $ 1,733 | $ 3,465 | $ 33,000 | $ 10,904 | $ 36,474 | 90% |
| Sub-Total Actual | 7 | 15 | $ 2,276 | $ 4,159 | $ 41,240 | $ 16,848 | $ 43,779 | 94% |
| **Projected for 2011** | | | | | | | | |
| Certain **[A]** | | | | | | | | |
| Purchase options | | | | | | | | |
| SNF | 2 | 24 | $ 689 | $ 1,252 | $ 14,238 | $ 6,138 | $ 13,179 | 108% |
| | 2 | 24 | $ 689 | $ 1,252 | $ 14,238 | $ 6,138 | $ 13,179 | 108% |
| Sub-Total Certain | 2 | 24 | $ 689 | $ 1,252 | $ 14,238 | $ 6,138 | $ 13,179 | 108% |
| High **[B]** | | | | | | | | |
| Purchase options | | | | | | | | |
| SNF | 3 | 19 | $ 416 | $ 1,473 | $ 12,667 | $ 2,986 | $ 15,509 | 82% |
| | 3 | 19 | $ 416 | $ 1,473 | $ 12,667 | $ 2,986 | $ 15,509 | 82% |
| Loan payoffs | | | | | | | | |
| SNF | 14 | 33 | $ 1,277 | $ 9,322 | $ 74,107 | $ 9,902 | $ 98,121 | 76% |
| | 14 | 33 | $ 1,277 | $ 9,322 | $ 74,107 | $ 9,902 | $ 98,121 | 76% |
| Sub-Total High | 17 | 31 | $ 1,693 | $ 10,795 | $ 86,774 | $ 12,888 | $ 113,630 | 76% |
| **Total Projected 2011** | | | | | | | | |
| Certain | 2 | 24 | $ 689 | $ 1,252 | $ 14,238 | $ 6,138 | $ 13,179 | 108% |
| High | 17 | 31 | 1,693 | 10,795 | 86,774 | 12,888 | 113,630 | 76% |
| | **19** | **30** | **$ 2,382** | **$ 12,047** | **$ 101,012** | **$ 19,026** | **$ 126,809** | **80%** |

[A] Projected dispositions categorized as "Certain" represent items where NHP received written notice from the tenant or entered into agreements related to the facilities.

[B] Projected dispositions categorized as "High" represent items where NHP estimates a high probability of disposition, payoff, or restructuring based on an analysis of facility performance, the tenant's financial condition and current financing options available.

General Note:

• Totals subject to rounding.

Nationwide Health Properties



Dollars in thousands

|  | Estimated Closing/Completion Date | Amount | Initial Yield | Cash Required | | | |
|---|---|---|---|---|---|---|---|
|  |  |  |  | 2011 | 2012 | 2013 | Total |
| **Consolidated Acquisition Obligations** |  |  |  |  |  |  |  |
| PMB - Pomona, CA [A] | May 2011 | $ 36,794 | *7.1%* | $ 35,822 | $ - | $ - | $ 35,822 |
| Total consolidated acquisition obligations [B] |  |  |  | 35,822 | - | - | 35,822 |
| **Development Projects** |  |  |  |  |  |  |  |
| ALF - Billings, MT | December 2011 | $ 6,625 |  | 4,882 | - | - | 4,882 |
| SNF - Sonora, CA | January 2012 | $ 10,900 |  | 7,737 | - | - | 7,737 |
| ALF - Chandler, AZ | February 2012 | $ 7,050 |  | 5,384 | - | - | 5,384 |
| MOB - Los Angeles, CA | November 2012 | $ 53,000 |  | - | - | - | - |
| Total development projects |  |  |  | 18,003 | - | - | 18,003 |
| **Commitments** |  |  |  |  |  |  |  |
| Expansion, renovation & capital expenditures: |  |  |  |  |  |  |  |
| Consolidated |  |  |  | 10,037 | 258 | 25 | 10,320 |
| Loan fundings |  |  |  | 10,629 | - | - | 10,629 |
| Total commitments [C] |  |  |  | 20,666 | 258 | 25 | 20,949 |
| **Debt Maturities & Principal Amortization** |  |  |  |  |  |  |  |
| Amount |  |  |  | 590,371 [D] | 131,143 [E] | 316,213 [F] | 1,037,727 |
| Rate |  |  |  | *4.2%* | *7.6%* | *6.2%* | *5.2%* |
| **Total Forward Capital Commitments** |  |  |  | $ 664,862 | $ 131,401 | $ 316,238 | $ 1,112,501 |

| **Funding Availability** |  |
|---|---|
| Estimated proceeds from purchase options and loan payoffs | $ 101,012 |
| Cash balance as of March 31, 2011 | 51,207 |
| Remaining availability on Credit Facility | 455,000 |
| Total funding availabity as of March 31, 2011 | $ 607,219 |

|  | Estimated Closing/Completion Date | Amount | Initial Yield | 2011 | 2012 | 2013 | Total |
|---|---|---|---|---|---|---|---|
| **Consolidated Conditional Obligations** |  |  |  |  |  |  |  |
| PMB - Burbank, CA [G] | July 2011 | $ 52,000 | *6.1%* | $ 52,000 | $ - | $ - | $ 52,000 |
| Total consolidated conditional obligations |  |  |  | $ 52,000 | $ - | $ - | $ 52,000 |

[A] This acquisition closed in May 2011, and a portion of the consideration was comprised of OP Units.

[B] The total reflects an estimate through December 2013 only, and does not include a June 2014 obligation for $59 million (Willowcreek Senior Living - Hillsboro, OR). However, if certain operating covenants are not achieved, the construction lender has the right to put the obligation to NHP.

[C] The total reflects an estimate of commitments through December 2013 only; the total remaining commitment after 2013 equals $0.6 million.

[D] Includes $339 million of senior notes expected to be refinanced.

[E] Does not include $52 million of senior notes putable in October of 2012.

[F] Does not include $23 million of senior notes putable in July of 2013.

[G] If all closing conditions are met causing us to be obligated to purchase the remaining building, we could choose to not complete the puchase by paying liquidated damages equal to 5% of the total property value.

General Notes:

The $700 million credit facility matures in December 2011.

The above analysis does not include future potential additional capital sources such as retained operating cash flows, formation of joint ventures or capital transactions.

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Dollars in thousands

| Development Projects | Estimated Completion Date | Amount | SF / Units / Beds | Pre Leasing | Project Funding | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Cash | Partner's Equity | Construction Financing | Total |
| ALF - Billings, MT | December 2011 | $ 6,625 | 40 units | *100%* | $ 6,625 | $ - | $ - | $ 6,625 |
| SNF - Sonora, CA | January 2012 | $ 10,900 | 92 beds | [A] | 10,900 | - | - | 10,900 |
| ALF - Chandler, AZ | February 2012 | $ 7,050 | 40 units | *100%* | 7,050 | - | - | 7,050 |
| MOB - Los Angeles, CA | November 2012 | $ 53,000 | 125,000 SF | *100%* | 14,700 | 1,800 | 36,500 | 53,000 |
| Total development projects | | | | | $ 39,275 | $ 1,800 | $ 36,500 | $ 77,575 |

[A]  Expansion of SNF subject to existing loan.



Dollars in thousands

| | Consolidated Lease Expirations (1) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Assisted and Independent | | Skilled Nursing | | Continuing Care | | Other Triple-Net | | Consolidated Triple-Net | | |
| Year | Total Rent | Number of Facilities | Total Rent | Number of Facilities | Total Rent | Number of Facilities | Total Rent | Number of Facilities | Total Rent | Percent of Total | Number of Facilities |
| 2011 | $ 659 | 1 | $ 5,321 | 15 | $ 616 | 1 | $ - | - | $ 6,596 | 2% | 17 |
| 2012 | 1,994 | 9 | 5,696 | 9 | 1,657 | 1 | 1,891 | 1 | 11,238 | 3% | 20 |
| 2013 | 11,288 | 10 | 3,371 | 7 | - | - | - | - | 14,659 | 5% | 17 |
| 2014 | 15,296 | 18 | 5,253 | 6 | 4,826 | 3 | - | - | 25,375 | 8% | 27 |
| 2015 | 2,610 | 5 | 5,854 | 9 | - | - | 3,394 | 1 | 11,858 | 4% | 15 |
| 2016 | 12,943 | 11 | 13,829 | 22 | - | - | 3,712 | 5 | 30,484 | 9% | 38 |
| 2017 | 1,686 | 4 | 6,326 | 16 | 3,652 | 3 | - | - | 11,664 | 4% | 23 |
| 2018 | 1,592 | 2 | 4,020 | 10 | - | - | - | - | 5,612 | 2% | 12 |
| 2019 | 482 | 1 | - | - | - | - | 1,224 | 1 | 1,706 | 1% | 2 |
| 2020 | 5,702 | 12 | 36,040 | 39 | 452 | 1 | 1,262 | 4 | 43,456 | 13% | 56 |
| Thereafter | 120,341 | 203 | 29,392 | 44 | 1,282 | 1 | 7,578 | 19 | 158,593 | 49% | 267 |
| | $ 174,593 | 276 | $ 115,102 | 177 | $ 12,485 | 10 | $ 19,061 | 31 | $ 321,241 | 100% | 494 |

| | Mortgage Loans Receivable | | | | Unconsolidated JV Lease Expirations (2) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Consolidated | | | | Assisted and Independent | | Skilled Nursing | | Continuing Care | | Total JV | | |
| Year | Principal Payments | Percent of Total | Number of Facilities | | Total Rent | Number of Facilities | Total Rent | Number of Facilities | Total Rent | Number of Facilities | Total Rent | Percent of Total | Number of Facilities |
| 2011 | $ 78,719 | 28% | 14 | | $ - | - | $ - | - | $ - | - | $ - | - | - |
| 2012 | 1,414 | 1% | - | | 6,966 | 6 | - | - | - | - | 6,966 | 14% | 6 |
| 2013 | 8,366 | 3% | 2 | | - | - | - | - | - | - | - | - | - |
| 2014 | 2,741 | 1% | 1 | | - | - | - | - | - | - | - | - | - |
| 2015 | 3,145 | 1% | 1 | | - | - | - | - | - | - | - | - | - |
| 2016 | 752 | 0% | - | | 1,399 | 1 | - | - | - | - | 1,399 | 3% | 1 |
| 2017 | 107,119 | 39% | 30 | | - | - | - | - | - | - | - | - | - |
| 2018 | 5,913 | 2% | 1 | | - | - | - | - | - | - | - | - | - |
| 2019 | 608 | 0% | - | | - | - | - | - | - | - | - | - | - |
| 2020 | 41,611 | 15% | 2 | | - | - | - | - | - | - | - | - | - |
| Thereafter | 28,150 | 10% | 4 | | 13,867 | 12 | 24,174 | 14 | 2,911 | 1 | 40,952 | 83% | 27 |
| | $ 278,538 | 100% | 55 | | $ 22,232 | 19 | $ 24,174 | 14 | $ 2,911 | 1 | $ 49,317 | 100% | 34 |

(1) Excludes assets held for sale as of March 31, 2011.
(2) Reflects lease expirations for NHP's joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes PMBRES.

Nationwide Health Properties





**PORTFOLIO OVERVIEW**



# Portfolio Summary

Gross investment, NOI and security deposits in thousands

| | Number of Facilities | Number of Beds/Units | Building Square Feet | Gross Investment | Investment Per Bed/Unit/ Square Foot | Percentage of Investment by Category | NOI | Percentage of NOI by Category |
|---|---|---|---|---|---|---|---|---|
| **Owned Facilities** | | | | | | | | |
| Assisted and independent living facilities | 268 | 19,451 | | $ 1,819,375 | $ 94,000 | 39% | $ 42,346 | 38% |
| Skilled nursing facilities | 183 | 20,841 | | 1,207,657 | $ 58,000 | 26% | 31,238 | 28% |
| Continuing care retirement communities | 10 | 1,855 | | 128,091 | $ 69,000 | 3% | 3,442 | 3% |
| Specialty hospitals | 7 | 304 | | 76,202 | $ 251,000 | 2% | 2,217 | 2% |
| Total senior housing and long-term care | 468 | 42,451 | | 3,231,325 | $ 76,000 | 70% | 79,243 | 71% |
| Triple-net medical office buildings | 24 | | 476,991 | 118,746 | $ 249 | 3% | 3,028 | 3% |
| Total triple-net | 492 | 42,451 | 476,991 | 3,350,071 | | 73% | 82,271 | 74% |
| Multi-tenant medical office buildings | 84 | | 4,170,907 | 986,899 | $ 237 | 21% | 19,157 | 17% |
| Total owned | 576 | 42,451 | 4,647,898 | 4,336,970 | | 94% | 101,428 | 91% |
| **Mortgage Loans Receivable** | | | | | | | | |
| Assisted and independent living facilities | 7 | 613 | | 54,561 | $ 89,000 | 1% | 1,414 | 1% |
| Skilled nursing facilities | 20 | 2,874 | | 109,061 | $ 38,000 | 2% | 3,508 | 3% |
| Continuing care retirement communities | 1 | 405 | | 15,946 | $ 39,000 | 1% | 382 | 0% |
| Total senior housing and long-term care | 28 | 3,892 | | 179,568 | $ 46,000 | 4% | 5,304 | 4% |
| Medical office buildings | 27 | | 293,120 | 83,107 | $ 284 | 2% | 1,714 | 2% |
| Total mortgage loans receivable | 55 | 3,892 | 293,120 | 262,675 | | 6% | 7,018 | 6% |
| **Other Income** | | | | | | | 3,570 | 3% |
| **Development in Progress** | 3 | | | 21,866 | | 0% | - | 0% |
| **Assets Held for Sale** | 1 | - | 149,450 | 4,946 | | 0% | - | 0% |
| **Total Consolidated Portfolio** | 635 | 46,343 | 5,090,468 | $ 4,626,457 | | 100% | $ 112,016 | 100% |
| **Consolidated Portfolio by Type** | | | | | | | | |
| Assisted and independent living facilities | 275 | 20,064 | | $ 1,873,936 | $ 93,000 | 41% | $ 43,760 | 39% |
| Skilled nursing facilities | 203 | 23,715 | | 1,316,718 | $ 56,000 | 28% | 34,746 | 31% |
| Continuing care retirement communities | 11 | 2,260 | | 144,037 | $ 64,000 | 3% | 3,824 | 4% |
| Specialty hospitals | 7 | 304 | | 76,202 | $ 251,000 | 2% | 2,217 | 2% |
| Total senior housing and long-term care | 496 | 46,343 | | 3,410,893 | $ 74,000 | 74% | 84,547 | 76% |
| Medical office buildings | 135 | | 4,941,018 | 1,188,752 | $ 241 | 26% | 23,899 | 21% |
| Total owned and mortgage loans receivable | 631 | 46,343 | 4,941,018 | 4,599,645 | | 100% | 108,446 | 97% |
| Other income | | | | | | | 3,570 | 3% |
| Development in progress | 3 | | | 21,866 | | 0% | - | 0% |
| Assets held for sale | 1 | - | 149,450 | 4,946 | | 0% | - | 0% |
| Total consolidated | 635 | 46,343 | 5,090,468 | 4,626,457 | | 100% | 112,016 | 100% |
| **Unconsolidated JV Ownership** | | | | | | | | |
| Assisted and independent living facilities | 19 | 1,897 | | 261,260 | $ 138,000 | 46% | 5,531 | 45% |
| Skilled nursing facilities | 14 | 1,893 | | 283,490 | $ 150,000 | 49% | 6,009 | 49% |
| Continuing care retirement communities | 1 | 148 | | 29,670 | $ 200,000 | 5% | 735 | 6% |
| Total senior housing and long-term care | 34 | 3,938 | | 574,420 | $ 146,000 | 100% | 12,275 | 100% |
| Other income | | | | | | | 68 | 0% |
| Total JV | 34 | 3,938 | - | 574,420 | | 100% | 12,343 | 100% |
| **Total Portfolio** | 669 | 50,281 | 5,090,468 | $ 5,200,877 | | | $ 124,359 | |

* Consolidated medical office building gross investment includes $197,916 of amounts classified as intangible assets and liabilities

**Triple-Net Leased Security Information**

Security Deposits

| | Consolidated Owned | Consolidated Mortgages | Consolidated Total | JV Owned |
|---|---|---|---|---|
| Bank letters of credit | $ 72,136 | $ 2,901 | $ 75,037 | $ 10,027 |
| Cash deposits | 17,208 | 1,465 | 18,673 | 81 |
| | $ 89,344 | $ 4,366 | $ 93,710 | $ 10,108 |

Percentages - Master Leases and Impounds

| | Consolidated Owned | Consolidated Mortgages | Consolidated Total | JV Owned |
|---|---|---|---|---|
| Master leases | 87% | | | 100% |
| Property tax | 81% | 78% | 80% | 74% |
| Cap ex | 58% | 7% | 52% | 65% |

# Portfolio Performance Summary

Gross investment and annualized cash rent in thousands



| | Number of Facilities | Average Age | Gross Investment | Annualized Cash Rent/NOI | Current Yield | Occupancy | EBITDARM Coverage |
|---|---|---|---|---|---|---|---|
| **Owned Facilities** | | | | | | | |
| Assisted and independent living facilities | 268 | 15 | $ 1,819,375 | $ 174,491 | *9.6%* | *82.2%* | 1.34x |
| Skilled nursing facilities | 183 | 26 | 1,207,657 | 124,899 | *10.3%* | *80.5%* | 2.01x |
| Continuing care retirement communities | 10 | 25 | 128,091 | 13,595 | *10.6%* | *90.9%* | 1.89x |
| Specialty hospitals | 7 | 18 | 76,202 | 8,891 | *11.7%* | *74.7%* | 3.18x |
| Total senior housing and long-term care | 468 | 20 | 3,231,325 | 321,876 | *10.0%* | *81.7%* | 1.67x |
| Triple-net medical office buildings | 24 | 15 | 118,746 | 10,192 | *8.6%* | *100.0%* | |
| Total triple-net | 492 | | 3,350,071 | 332,067 | *9.9%* | | |
| Multi-tenant medical office buildings | 84 | 12 | 986,899 | 68,563 | *6.9%* | *87.6%* | |
| Total owned | 576 | 18 | 4,336,970 | 400,630 | *9.2%* | | |
| | | | | | | | |
| **Mortgage Loans Receivable** | | | | | | | |
| Assisted and independent living facilities | 7 | 11 | 54,561 | 5,085 | *9.3%* | *86.8%* | 1.86x |
| Skilled nursing facilities | 20 | 34 | 109,061 | 13,818 | *12.7%* | *84.7%* | 2.86x |
| Continuing care retirement communities | 1 | 39 | 15,946 | 1,447 | *9.1%* | *70.8%* | 2.67x |
| Total mortgage loans receivable | 28 | 27 | 179,568 | 20,350 | *11.3%* | *83.6%* | 2.60x |
| Multi-tenant medical office buildings | 27 | 7 | 83,107 | 7,047 | *8.5%* | | |
| Total mortgage loans receivable | 55 | 21 | 262,675 | 27,398 | *10.4%* | | |
| | | | | | | | |
| **Development in Progress** | 3 | | 21,866 | | | | |
| | | | | | | | |
| **Assets Held for Sale** | 1 | 27 | 4,946 | | | | |
| | | | | | | | |
| **Total NHP Consolidated Portfolio** | **635** | **18** | **$ 4,626,457** | **$ 428,028** | **9.3%** | | **1.73x** |
| | | | | | | | |
| | | | | | | | |
| **Consolidated Portfolio by Type** | | | | | | | |
| Assisted and independent living facilities | 275 | 15 | $ 1,873,936 | $ 179,576 | *9.6%* | *82.4%* | 1.35x |
| Skilled nursing facilities | 203 | 27 | 1,316,718 | 138,717 | *10.5%* | *81.1%* | 2.10x |
| Continuing care retirement communities | 11 | 26 | 144,037 | 15,042 | *10.4%* | *87.3%* | 1.96x |
| Specialty hospitals | 7 | 18 | 76,202 | 8,891 | *11.7%* | *74.7%* | 3.18x |
| Total senior housing and long-term care | 496 | 20 | 3,410,893 | 342,226 | *10.0%* | *81.9%* | 1.73x |
| Medical Office Buildings | 135 | 12 | 1,188,752 | 85,802 | *7.2%* | *89.6%* | |
| Development in Progress | 3 | | 21,866 | | | | |
| Assets held for sale | 1 | 27 | 4,946 | | | | |
| Total consolidated | 635 | 18 | 4,626,457 | 428,028 | *9.3%* | | |
| | | | | | | | |
| **Unconsolidated JV Ownership** | | | | | | | |
| Assisted and independent living facilities | 19 | 15 | 261,260 | 22,033 | *8.4%* | *82.8%* | 1.17x |
| Skilled nursing facilities | 14 | 24 | 283,490 | 23,625 | *8.3%* | *89.6%* | 1.85x |
| Continuing care retirement communities | 1 | 14 | 29,670 | 2,867 | *9.7%* | *84.1%* | 1.18x |
| Total unconsolidated JV | 34 | 19 | 574,420 | 48,525 | *8.4%* | *86.1%* | 1.50x |
| **Total Portfolio** | **669** | **18** | **$ 5,200,877** | **$ 476,553** | **9.2%** | | **1.70x** |

General Notes:

- Medical office building cost per square foot and gross investment reflects total purchase price including amounts classified as intangible assets and liabilities.
- Totals subject to rounding.

Nationwide Health Properties

## Asset Type
**(based on investment)**



- Other 5%
- MOBs 26%
- Independent and Assisted Living 41%
- Skilled Nursing 28%

## Pay Source



- Medicaid 18%
- Medicare 11%
- Private Pay 71%

## Locations
**(based on investment*)**



- WA (6%)
- WI (5%)
- CA (17%)
- TX (15%)
- FL (6%)

## Tenant/Operator
**(based on revenue)**

**Top 5 = 32%**
**Top 10 = 44%**
**Top 15 = 52%**





*Investment includes all asset types*

# Consolidated Portfolio Performance by Asset Type

| | SAME PROPERTY (PERFORMANCE) | | | | | TOTAL | | |
|---|---|---|---|---|---|---|---|---|
| | MAR 2011 | DEC 2010 | Q/Q Chg | MAR 2010 | Y/Y Chg | MAR 2011 | DEC 2010 | MAR 2010 |
| **Assisted and independent living*** | | | | | | | | |
| Number of Facilities | 245 | 245 | | 245 | | 269 | 273 | 254 |
| Annualized Facility Revenue ($000s) | $ 584,641 | $ 581,930 | *0.5%* | $ 573,082 | *2.0%* | $ 631,292 | $ 642,806 | $ 598,062 |
| Occupancy | *82.3%* | *82.6%* | *-0.3%* | *83.0%* | *-0.7%* | *82.6%* | *83.0%* | *82.8%* |
| Monthly revenue per occupied bed/unit | $ 3,214 | $ 3,194 | *0.6%* | $ 3,131 | *2.6%* | $ 3,245 | $ 3,235 | $ 3,115 |
| Annualized Facility EBITDARM ($000s) | $ 223,353 | $ 223,995 | *-0.3%* | $ 217,998 | *2.5%* | $ 238,472 | $ 242,845 | $ 224,155 |
| Facility EBITDARM % | *38.2%* | *38.5%* | *-0.3%* | *38.0%* | *0.2%* | *37.8%* | *37.8%* | *37.5%* |
| NHP Annualized Cash Rent ($000s) | $ 165,006 | $ 165,850 | *-0.5%* | $ 163,813 | *0.7%* | $ 175,163 | $ 178,903 | $ 170,027 |
| Facility EBITDARM coverage | 1.35x | 1.35x | *0.0%* | 1.33x | *1.7%* | 1.36x | 1.36x | 1.32x |
| Facility EBITDAR coverage | 1.18x | 1.18x | *0.0%* | 1.16x | *1.8%* | 1.18x | 1.18x | 1.14x |
| Facility EBITDAR - Capex coverage | 1.07x | 1.08x | *0.0%* | 1.06x | *0.9%* | 1.08x | 1.08x | 1.05x |
| **Skilled nursing facilities** | | | | | | | | |
| Number of Facilities | 171 | 171 | | 171 | | 203 | 198 | 183 |
| Annualized Facility Revenue ($000s) | $ 1,266,214 | $ 1,250,356 | *1.3%* | $ 1,234,080 | *2.6%* | $ 1,570,405 | $ 1,457,400 | $ 1,296,792 |
| Occupancy | *79.3%* | *79.5%* | *-0.2%* | *80.6%* | *-1.2%* | *81.1%* | *80.3%* | *80.7%* |
| Monthly revenue per occupied bed/unit | $ 6,911 | $ 6,791 | *1.8%* | $ 6,643 | *4.0%* | $ 6,889 | $ 6,714 | $ 6,601 |
| Q-Mix (Private + Medicare) | *44.2%* | *43.7%* | *0.5%* | *43.7%* | *0.5%* | *45.4%* | *45.4%* | *43.9%* |
| Annualized Facility EBITDARM ($000s) | $ 221,338 | $ 211,578 | *4.6%* | $ 213,189 | *3.8%* | $ 290,648 | $ 265,355 | $ 225,844 |
| Facility EBITDARM % | *17.5%* | *16.9%* | *0.6%* | *17.3%* | *0.2%* | *18.5%* | *18.2%* | *17.4%* |
| NHP Annualized Cash Rent ($000s) | $ 102,916 | $ 101,406 | *1.5%* | $ 99,325 | *3.6%* | $ 138,717 | $ 128,162 | $ 103,293 |
| Facility EBITDARM coverage | 2.15x | 2.09x | *3.1%* | 2.15x | *0.2%* | 2.10x | 2.07x | 2.19x |
| Facility EBITDAR coverage | 1.54x | 1.47x | *4.5%* | 1.53x | *0.7%* | 1.53x | 1.50x | 1.56x |
| Facility EBITDAR - Capex coverage | 1.40x | 1.33x | *4.8%* | 1.39x | *0.9%* | 1.41x | 1.38x | 1.44x |

*Excludes 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise a total of 512 units with an aggregate occupancy of 70.2%).

General Note:

- Excludes assets held for sale and unconsolidated JV assets.

Nationwide Health Properties

# Consolidated Portfolio Performance



| NHP Consolidated Portfolio (excluding MOBs)* | SAME PROPERTY (PERFORMANCE) | | | | | | TOTAL | | |
|---|---|---|---|---|---|---|---|---|---|
| | MAR 2011 | DEC 2010 | Q/Q Chg | MAR 2010 | Y/Y Chg | | MAR 2011 | DEC 2010 | MAR 2010 |
| Number of Facilities | 433 | 433 | | 433 | | | 490 | 489 | 454 |
| Annualized Facility Revenue ($000s) | $ 2,061,674 | $ 2,040,815 | 1.0% | $ 2,009,877 | 2.6% | | $ 2,421,238 | $ 2,316,604 | $ 2,097,217 |
| Occupancy | 81.1% | 81.3% | -0.3% | 82.1% | -1.0% | | 82.0% | 81.9% | 82.0% |
| Monthly revenue per occupied bed/unit | $ 5,288 | $ 5,218 | 1.4% | $ 5,102 | 3.7% | | $ 5,392 | $ 5,236 | $ 5,070 |
| Annualized Facility EBITDARM ($000s) | $ 499,717 | $ 487,863 | 2.4% | $ 480,956 | 3.9% | | $ 586,934 | $ 562,937 | $ 501,637 |
| Facility EBITDARM % | 24.2% | 23.9% | 0.3% | 23.9% | 0.3% | | 24.2% | 24.3% | 23.9% |
| Total NHP Annualized Cash Rent ($000s) | $ 290,485 | $ 289,712 | 0.3% | $ 285,313 | 1.8% | | $ 337,842 | $ 330,910 | $ 295,530 |
| **NHP Rent (Payor Mix)** | | | | | | | | | |
| Private | 67.8% | 68.1% | -0.3% | 68.2% | -0.4% | | 63.4% | 65.1% | 67.9% |
| Medicare | 11.9% | 11.9% | 0.0% | 11.7% | 0.2% | | 13.3% | 12.9% | 11.5% |
| Medicaid | 20.3% | 20.0% | 0.3% | 19.9% | 0.3% | | 23.3% | 22.0% | 20.5% |
| Other | 0.1% | 0.0% | 0.0% | 0.2% | -0.2% | | 0.1% | 0.0% | 0.0% |
| Total NHP Annualized Cash Rent | 100.0% | 100.0% | | 100.0% | | | 100.0% | 100.0% | 100.0% |
| Facility EBITDARM coverage | 1.72x | 1.68x | 2.2% | 1.69x | 2.1% | | 1.74x | 1.70x | 1.70x |
| Facility EBITDAR coverage | 1.37x | 1.33x | 2.5% | 1.33x | 2.4% | | 1.38x | 1.35x | 1.34x |
| Facility EBITDAR - Capex coverage | 1.25x | 1.22x | 2.1% | 1.22x | 2.1% | | 1.27x | 1.25x | 1.24x |

| Total Portfolio \| Facility Payor Mix | ALF/ILF | | | SNF | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | MAR 2011 | DEC 2010 | MAR 2010 | MAR 2011 | DEC 2010 | MAR 2010 | MAR 2011 | DEC 2010 | MAR 2010 |
| Private | 99.8% | 99.8% | 99.9% | 17.0% | 16.5% | 16.7% | 44.0% | 45.0% | 45.1% |
| Medicare | 0.0% | 0.0% | 0.0% | 28.5% | 29.0% | 28.1% | 20.0% | 20.0% | 19.6% |
| Medicaid | 0.2% | 0.2% | 0.1% | 54.4% | 54.4% | 54.6% | 36.0% | 35.0% | 34.9% |
| Other | 0.0% | 0.0% | 0.0% | 0.1% | 0.1% | 0.6% | 0.0% | 0.0% | 0.4% |
| Total Tenant Revenue | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Q-Mix (Private + Medicare) | 99.8% | 99.8% | 99.9% | 45.5% | 45.5% | 44.8% | 64.0% | 64.0% | 65.0% |

*Excludes assets held for sale, medical office buildings, unconsolidated JV assets and 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed construction/renovation (facilities comprise a total of 512 units with an aggregate occupancy of 70.2%).

General Note:
• Totals subject to rounding.

| Medical Office Building | SAME PROPERTY (PERFORMANCE) | | | | | | TOTAL | | |
|---|---|---|---|---|---|---|---|---|---|
| | MAR 2011 | DEC 2010 | Q/Q Chg | MAR 2010 | Y/Y Chg | | MAR 2011 | DEC 2010 | MAR 2010 |
| Number of Buildings | 110 | 110 | | 110 | | | 133 | 132 | 109 |
| Revenue ($000s)* | $ 106,400 | $ 106,185 | 0.2% | $ 101,856 | 4.5% | | $ 120,559 | $ 120,064 | $ 101,856 |
| Occupancy | 89.3% | 90.4% | -1.2% | 91.7% | -2.6% | | 90.8% | 91.7% | 91.7% |
| Annual Revenue per occupied sq ft | $ 30.56 | $ 30.14 | 1.4% | $ 28.80 | 6.1% | | $ 28.29 | $ 28.08 | $ 28.80 |
| Operating Expenses ($000s)* | $ 37,565 | $ 37,735 | -0.4% | $ 36,486 | 3.0% | | $ 41,164 | $ 41,048 | $ 36,486 |
| Annual Operating Expense per occupied sq ft | $ 10.79 | $ 10.71 | 0.7% | $ 10.32 | 4.6% | | $ 9.66 | $ 9.60 | $ 10.32 |
| Net Operating Income ($000s)* | $ 68,835 | $ 68,450 | 0.6% | $ 65,371 | 5.3% | | $ 79,395 | $ 79,016 | $ 65,371 |
| NOI per occupied sq ft | $ 19.77 | $ 19.43 | 1.8% | $ 18.48 | 7.0% | | $ 18.63 | $ 18.48 | $ 18.48 |
| Margin % | 64.7% | 64.5% | 0.4% | 64.2% | 0.8% | | 65.9% | 65.8% | 64.2% |

*Trailing 12 months as of the periods presented.

General Notes:
• Medical office building total excludes Mercy Gilbert Medical Plaza and Huntington Pavilion, which are still in lease up and are 68.6% and 65.9% occupied, respectively.
• Medical office building total excludes asset held for sale.

Nationwide Health Properties

# Consolidated Non-Stabilized Portfolio Performance by Asset Type

**Assisted and Independent Living**

| | TOTAL | | |
|---|---|---|---|
| | MAR 2011 | DEC 2010 | MAR 2010 |
| Number of Facilities | 6 | 6 | 6 |
| Annualized Facility Revenue ($000s) | $ 14,206 | $ 13,069 | $ 9,641 |
| Occupancy | *70.2%* | *68.5%* | *48.9%* |
| Monthly revenue per occupied bed/unit | $ 3,652 | $ 3,633 | $ 3,785 |
| Annualized Facility EBITDARM ($000s) | $ 4,225 | $ 3,332 | $ 1,103 |
| Facility EBITDARM % | *29.7%* | *25.5%* | *11.4%* |
| NHP Annualized Cash Rent ($000s) | $ 4,412 | $ 4,474 | $ 3,980 |
| Facility EBITDARM coverage | 0.96x | 0.74x | 0.28x |
| Facility EBITDAR coverage | 0.80x | 0.60x | 0.16x |
| Facility EBITDAR - Capex coverage | 0.67x | 0.48x | 0.02x |

General Notes:
• Non-Stabilized facilities include six assisted living facilities comprised of 512 units, with a total investment value of $72.4M.

**Medical Office Building**

| | TOTAL | | |
|---|---|---|---|
| | MAR 2011 | DEC 2010 | MAR 2010 |
| Number of Buildings | 2 | 2 | 2 |
| Revenue ($000s)* | $ 7,951 | $ 7,793 | $ 6,413 |
| Occupancy | *66.6%* | *66.6%* | 1 |
| Annual Revenue per occupied sq ft | $ 48.60 | $ 47.64 | $ 39.21 |
| Operating Expenses ($000s)* | $ 4,210 | $ 4,236 | $ 3,954 |
| Annual Operating Expense per occupied sq ft | $ 25.74 | $ 25.89 | $ 24.17 |
| Net Operating Income ($000s)* | $ 3,741 | $ 3,558 | $ 2,459 |
| NOI per occupied sq ft | $ 22.87 | $ 21.75 | $ 15.03 |
| Margin % | *47.1%* | *45.6%* | *38.3%* |

*Trailing 12 months

General Notes:
• Medical office buildings non-stabilized assets include 2 buildings which are currently in lease up, Mercy Gilbert Medical Plaza and Huntington Pavilion.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

| Tenant Concentration | | Number of Facilities | Number of Beds/Units In Service | Gross Investment | Percent by Investment | Annualized Cash Rent/NOI | Percent by Cash Rent | Average Age | Remaining Term | EBITDARM Coverage |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 Brookdale Senior Living, Inc. | [A] | 88 | 5,218 | $ 417,734 | 9.0% | $ 47,798 | 11.2% | 16 | 6.8 | 1.72x |
| 2 Hearthstone Senior Living, L.P | [B] | 32 | 3,794 | 431,297 | 9.3% | 37,074 | 8.7% | 12 | 10.3 | 1.13x |
| 3 Wingate Healthcare | | 18 | 2,458 | 254,527 | 5.5% | 23,012 | 5.4% | 23 | 8.9 | 1.51x |
| 4 Atria Senior Living | | 9 | 1,314 | 96,571 | 2.1% | 14,424 | 3.4% | 30 | 9.4 | 1.27x |
| 5 Senior Services of America | | 19 | 1,581 | 135,529 | 2.9% | 13,593 | 3.2% | 19 | 10.3 | 1.13x |
| Top 5 | | 166 | 14,365 | 1,335,658 | 28.9% | 135,901 | 31.8% | 17 | 8.7 | 1.42x |
| 6 Beverly Enterprises | | 20 | 2,428 | 78,346 | 1.7% | 12,042 | 2.8% | 42 | 4.8 | 2.62x |
| 7 Magnolia Health Systems | | 24 | 2,072 | 111,825 | 2.4% | 10,399 | 2.4% | 31 | 15.5 | 1.89x |
| 8 Laureate Group | | 8 | 1,330 | 110,883 | 2.4% | 10,358 | 2.4% | 17 | 1.8 | 1.84x |
| 9 The McGuire Group Inc. | | 6 | 1,126 | 112,171 | 2.4% | 9,490 | 2.2% | 27 | 19.9 | 1.89x |
| 10 Nexion Health Management | | 19 | 2,177 | 70,393 | 1.5% | 9,120 | 2.1% | 23 | 3.6 | 1.96x |
| Top 10 | | 243 | 23,498 | 1,819,276 | 39.4% | 187,310 | 43.8% | 20 | 8.8 | 1.59x |
| 11 Carillon Assisted Living | | 9 | 928 | 107,104 | 2.3% | 9,082 | 2.1% | 10 | 10.8 | 1.24x |
| 12 Healthmark | | 6 | 745 | 85,000 | 1.8% | 7,679 | 1.8% | 9 | 11.3 | 1.87x |
| 13 Trisun Healthcare | | 9 | 1,205 | 89,395 | 1.9% | 8,439 | 2.0% | 14 | 11.5 | 1.94x |
| 14 Emeritus Corporation | [A] | 6 | 533 | 70,177 | 1.5% | 6,453 | 1.5% | 13 | 5.6 | 1.18x |
| 15 HealthSouth Corporation | [A] | 2 | 108 | 45,602 | 1.0% | 5,229 | 1.2% | 20 | 3.4 | 2.50x |
| Top 15 | | 275 | 27,017 | 2,216,554 | 48.0% | 224,192 | 52.4% | 19 | 8.8 | 1.61x |
| Other - Senior Housing and Long-Term Care Tenants | | 221 | 19,326 | 1,194,339 | 25.8% | 118,034 | 27.6% | 21 | 7.6 | 1.95x |
| Medical Office Buildings | | 135 | | 1,188,752 | 25.7% | 85,802 | 20.1% | 12 | | |
| Development in Progress | | | | 21,866 | 0.5% | | | | | |
| **Total NHP Consolidated Portfolio** | | **631** | **46,343** | **$ 4,621,511** | **100.0%** | **$ 428,028** | **100.0%** | **18** | **8.4** | **1.73x** |

[A] Public company tenant.
[B] EBITDARM coverage after the pro forma rent adjustment per the amended and modified lease agreement dated February 24, 2011 is 1.32x.

General Notes:
• Performance metrics exclude assets held for sale and unconsolidated JV assets.
• Ranked by Annualized Cash Rent/NOI.
• Totals subject to rounding.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

| | Number of Facilities | Number of Beds/Units In Service | Gross Investment | Percent by Investment | Annualized Cash Rent | Percent by Rent | EBITDARM Coverage | Revenue per Occupied Bed/Unit | Average Age | Remaining Term | % SNF by Cash Rent | Medicaid as Percent of Cash Rent [A] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 Texas | 80 | 8,627 | $ 666,301 | 19.5% | $ 66,172 | 19.3% | 1.76x | $ 5,183 | 15 | 8.6 | 48.4% | 4.4% |
| 2 California | 32 | 3,564 | 279,640 | 8.2% | 36,012 | 10.5% | 1.77x | 6,439 | 23 | 7.6 | 28.6% | 1.5% |
| 3 Massachusetts | 18 | 2,474 | 227,844 | 6.7% | 21,011 | 6.1% | 1.55x | 7,692 | 26 | 8.3 | 82.7% | 2.9% |
| 4 New York | 12 | 1,972 | 215,077 | 6.3% | 19,840 | 5.8% | 1.62x | 7,534 | 23 | 13.2 | 74.0% | 2.5% |
| 5 Wisconsin | 53 | 2,726 | 208,661 | 6.1% | 20,476 | 6.0% | 1.73x | 3,871 | 19 | 5.4 | 16.9% | 0.5% |
| Top 5 | 195 | 19,363 | 1,597,523 | 46.8% | 163,511 | 47.8% | 1.72x | 5,847 | 19 | 8.6 | 47.6% | 11.7% |
| 6 Florida | 31 | 2,760 | 179,233 | 5.3% | 16,939 | 4.9% | 2.03x | 4,853 | 19 | 8.5 | 15.5% | 0.6% |
| 7 Washington | 20 | 1,943 | 151,595 | 4.4% | 15,703 | 4.6% | 1.84x | 5,146 | 20 | 9.1 | 34.5% | 0.6% |
| 8 Tennessee | 19 | 1,964 | 150,708 | 4.4% | 10,629 | 3.1% | 1.52x | 3,650 | 15 | 6.8 | 17.2% | 0.4% |
| 9 Indiana | 30 | 2,477 | 132,933 | 3.9% | 12,892 | 3.8% | 1.75x | 5,801 | 29 | 13.9 | 71.4% | 2.0% |
| 10 Ohio | 16 | 1,473 | 113,096 | 3.3% | 10,496 | 3.1% | 1.62x | 5,519 | 19 | 6.0 | 20.1% | 0.4% |
| Top 10 | 311 | 29,980 | 2,325,088 | 68.2% | 230,170 | 67.3% | 1.74x | 5,557 | 20 | 8.7 | 43.0% | 15.6% |
| 11 North Carolina | 11 | 1,120 | 112,391 | 3.3% | 9,829 | 2.9% | 1.36x | 3,735 | 10 | 10.5 | 3.8% | 0.1% |
| 12 Michigan | 17 | 1,345 | 90,929 | 2.7% | 9,503 | 2.8% | 1.55x | 4,882 | 12 | 8.9 | 10.6% | 0.2% |
| 13 Minnesota | 13 | 853 | 67,392 | 2.0% | 5,960 | 1.7% | 1.77x | 4,812 | 28 | 6.9 | 41.7% | 0.4% |
| 14 Arizona | 7 | 653 | 66,873 | 2.0% | 7,735 | 2.3% | 1.65x | 8,205 | 15 | 6.4 | 0.0% | 0.0% |
| 15 Pennsylvania | 12 | 1,304 | 54,210 | 1.6% | 5,768 | 1.7% | 2.06x | 6,212 | 26 | 7.0 | 51.7% | 0.6% |
| Top 15 | 371 | 35,255 | 2,716,883 | 79.7% | 268,965 | 78.6% | 1.72x | 5,539 | 19 | 8.5 | 39.4% | 16.9% |
| Other States | 125 | 11,088 | 694,010 | 20.3% | 73,261 | 21.4% | 1.83x | 5,083 | 22 | 7.0 | 44.8% | 5.4% |
| **Total** | **496** | **46,343** | **$ 3,410,893** | **100.0%** | **$ 342,226** | **100.0%** | **1.73x** | **$ 5,377** | **20** | **8.4** | **40.5%** | **22.4%** |
| Medical Office Buildings | 135 | | 1,188,752 | | 85,802 | | | | 12 | | | |
| Development in Progress | | | 21,866 | | | | | | | | | |
| **Total NHP Consolidated** | **631** | | **$ 4,621,511** | | **$ 428,028** | | | | **18** | | | |

[A] Medicaid as a Percent of Cash Rent represents an estimate of the portion of NHP's senior housing and long-term care portfolio total rental income derived from the underlying Medicaid reimbursement of our tenants and borrowers (for each asset class, Medicaid income divided by the total revenue multiplied by the rent or interest paid to NHP).

General Notes:
• Performance metrics exclude assets held for sale, medical office buildings, and unconsolidated JV assets.
• Ranked by Gross Investment.
• Totals subject to rounding.
• Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
 In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living facilities.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

| | Number of Facilities | Number of Beds/Units In Service | Gross Investment | Percent by Investment | Annualized Cash Rent | Percent by Rent | EBITDARM Coverage | Revenue per Occupied Beds/Unit | Average Age | Remaining Term |
|---|---|---|---|---|---|---|---|---|---|---|
| **1** Texas | 28 | 2,468 | $ 290,627 | *15.5%* | $ 26,973 | *15.0%* | 1.18x | $ 2,869 | 13 | 8.9 |
| **2** Wisconsin | 46 | 2,064 | 178,393 | *9.5%* | 17,014 | *9.5%* | 1.59x | 2,953 | 16 | 5.7 |
| **3** California | 19 | 2,229 | 170,334 | *9.1%* | 21,837 | *12.2%* | 1.26x | 3,572 | 21 | 10.8 |
| **4** Florida | 25 | 1,675 | 140,798 | *7.5%* | 12,868 | *7.2%* | 1.65x | 3,562 | 15 | 9.1 |
| **5** Tennessee | 15 | 1,533 | 129,223 | *6.9%* | 8,374 | *4.7%* | 1.39x | 2,741 | 12 | 7.4 |
| Top 5 | 133 | 9,969 | 909,375 | *48.5%* | 87,066 | *48.5%* | 1.37x | 3,144 | 15 | 8.4 |
| **6** North Carolina | 10 | 970 | 110,031 | *5.9%* | 9,457 | *5.3%* | 1.16x | 3,352 | 10 | 10.8 |
| **7** Washington | 13 | 1,232 | 106,990 | *5.7%* | 10,280 | *5.7%* | 1.27x | 3,322 | 20 | 10.3 |
| **8** Ohio | 12 | 869 | 89,316 | *4.8%* | 8,386 | *4.7%* | 1.31x | 3,768 | 13 | 7.3 |
| **9** Michigan | 13 | 775 | 84,333 | *4.5%* | 8,497 | *4.7%* | 1.54x | 4,075 | 12 | 10.0 |
| **10** Alabama | 7 | 598 | 46,245 | *2.5%* | 4,177 | *2.3%* | 1.12x | 2,193 | 13 | 8.4 |
| Top 10 | 188 | 14,413 | 1,346,291 | *71.8%* | 127,864 | *71.2%* | 1.35x | 3,219 | 15 | 8.9 |
| **11** New York | 3 | 406 | 44,266 | *2.4%* | 5,160 | *2.9%* | 1.04x | 3,906 | 28 | 5.2 |
| **12** Colorado | 4 | 399 | 43,925 | *2.3%* | 5,241 | *2.9%* | 1.74x | 3,887 | 23 | 5.7 |
| **13** Minnesota | 10 | 343 | 38,721 | *2.1%* | 3,475 | *1.9%* | 1.14x | 2,974 | 11 | 10.4 |
| **14** Arizona | 4 | 315 | 36,914 | *2.0%* | 3,139 | *1.7%* | 0.90x | 2,951 | 12 | 11.2 |
| **15** Indiana | 8 | 409 | 34,897 | *1.9%* | 3,687 | *2.1%* | 0.75x | 2,761 | 11 | 13.0 |
| Top 15 | 217 | 16,285 | 1,545,014 | *82.4%* | 148,566 | *82.7%* | 1.33x | 3,236 | 15 | 8.9 |
| Other States | 58 | 3,779 | 328,922 | *17.6%* | 31,010 | *17.3%* | 1.48x | 3,324 | 14 | 8.1 |
| **Total** | **275** | **20,064** | **$ 1,873,936** | *100.0%* | **$ 179,576** | *100.0%* | **1.35x** | **$ 3,253** | **15** | **8.7** |

General Notes:
- Performance metrics exclude assets held for sale and unconsolidated JV assets.
- Ranked by Gross Investment.
- Totals subject to rounding.
- Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
  In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living facilities.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

| | | Number of Beds In Service | Gross Investment | Percent by Investment | Annualized Cash Rent | Percent by Rent | EBITDARM Coverage | Revenue per Occupied Bed | Average Age | Remaining Term | Q-Mix* |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Facilities | | | | | | | | | |
| **1** | Texas | 47 | 5,508 | $ 309,654 | 23.5% | $ 32,017 | 23.1% | 1.99x | $ 5,789 | 15 | 9.1 | 54.2% |
| **2** | Massachusetts | 15 | 2,079 | 185,260 | 14.1% | 17,385 | 12.5% | 1.46x | 8,139 | 26 | 8.7 | 46.3% |
| **3** | New York | 9 | 1,566 | 170,811 | 13.0% | 14,680 | 10.6% | 1.83x | 8,413 | 22 | 16.0 | 42.3% |
| **4** | Indiana | 22 | 2,068 | 98,036 | 7.4% | 9,204 | 6.6% | 2.15x | 6,414 | 36 | 14.3 | 35.3% |
| **5** | California | 11 | 1,260 | 69,999 | 5.3% | 10,307 | 7.4% | 2.64x | 8,888 | 32 | 2.1 | 52.2% |
| | Top 5 | 104 | 12,481 | 833,759 | 63.3% | 83,594 | 60.3% | 1.95x | 7,067 | 23 | 10.0 | 47.6% |
| **6** | Missouri | 12 | 1,089 | 51,237 | 3.9% | 5,546 | 4.0% | 1.74x | 5,224 | 26 | 5.3 | 51.8% |
| **7** | Washington | 7 | 711 | 44,605 | 3.4% | 5,423 | 3.9% | 2.94x | 8,520 | 19 | 6.9 | 61.9% |
| **8** | Arkansas | 9 | 945 | 38,917 | 3.0% | 4,303 | 3.1% | 1.66x | 5,970 | 19 | 9.1 | 40.3% |
| **9** | South Carolina | 4 | 602 | 36,696 | 2.8% | 3,389 | 2.4% | 2.06x | 5,602 | 41 | 9.2 | 40.0% |
| **10** | Virginia | 6 | 779 | 32,293 | 2.5% | 4,228 | 3.0% | 2.39x | 6,462 | 43 | 4.2 | 41.0% |
| | Top 10 | 142 | 16,607 | 1,037,507 | 78.8% | 106,483 | 76.8% | 2.00x | 6,872 | 24 | 8.5 | 47.6% |
| **11** | Wisconsin | 7 | 662 | 30,268 | 2.3% | 3,462 | 2.5% | 2.45x | 7,123 | 40 | 4.1 | 52.1% |
| **12** | Minnesota | 3 | 510 | 28,671 | 2.2% | 2,485 | 1.8% | 2.65x | 5,946 | 51 | 2.0 | 38.2% |
| **13** | Pennsylvania | 4 | 686 | 26,435 | 2.0% | 2,985 | 2.2% | 2.78x | 8,745 | 38 | 5.2 | 29.8% |
| **14** | Ohio | 4 | 604 | 23,780 | 1.8% | 2,109 | 1.5% | 1.67x | 6,115 | 42 | 2.7 | 33.3% |
| **15** | Florida | 5 | 680 | 22,488 | 1.7% | 2,625 | 1.9% | 3.57x | 7,654 | 29 | 5.2 | 36.8% |
| | Top 15 | 165 | 19,749 | 1,169,150 | 88.8% | 120,148 | 86.6% | 2.07x | 6,940 | 26 | 6.9 | 45.8% |
| | Other States | 38 | 3,966 | 147,568 | 11.2% | 18,569 | 13.4% | 2.26x | 6,615 | 33 | 6.1 | 43.1% |
| | **Total** | **203** | **23,715** | **$ 1,316,718** | **100.0%** | **$ 138,717** | **100.0%** | **2.10x** | **$ 6,889** | **27** | **8.3** | **45.4%** |

\* Q-Mix (Private + Medicare) is based on percentage of revenue.

General Notes:
- Performance metrics exclude assets held for sale and unconsolidated JV assets.
- Ranked by Gross Investment.
- Totals subject to rounding.
- Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
  In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living.

Nationwide Health Properties

Gross investment and cash rent in thousands

| Q-Mix | Number of Facilities* | Number of Beds In Service | Gross Investment | Percent by Investment | Gross Investment per Bed | SQFT per Bed | Average Age | Annualized Cash Rent | Percent by Cash Rent | DARMx | DARM % | Occupancy |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| > 65% | 12 | 1,329 | $ 101,825 | 7.7% | $ 77 | 358 | 17 | $ 11,196 | 8.1% | 1.98x | 20.6% | 82.3% |
| 55% - 65% | 34 | 3,727 | 254,483 | 19.3% | 68 | 405 | 16 | 26,837 | 19.3% | 2.25x | 22.9% | 82.4% |
| 45% - 54% | 63 | 7,420 | 440,984 | 33.5% | 59 | 341 | 27 | 47,703 | 34.4% | 2.12x | 19.5% | 82.3% |
| Sub-Total | 109 | 12,476 | $ 797,292 | 60.6% | $ 64 | 362 | 23 | $ 85,736 | 61.8% | 2.14x | 20.6% | 82.3% |
| 35% - 44% | 55 | 6,300 | $ 302,180 | 22.9% | $ 48 | 338 | 29 | $ 31,905 | 23.0% | 2.01x | 17.9% | 79.0% |
| 25% - 34% | 26 | 3,344 | 147,876 | 11.2% | 44 | 320 | 34 | 14,730 | 10.6% | 1.95x | 14.8% | 76.4% |
| Sub-Total | 81 | 9,644 | $ 450,056 | 34.2% | $ 47 | 332 | 31 | $ 46,635 | 33.6% | 1.99x | 16.8% | 78.1% |
| < 25% | 13 | 1,595 | $ 69,370 | 5.3% | $ 43 | 320 | 45 | $ 6,346 | 4.6% | 2.20x | 11.0% | 89.7% |
| **Total** | **203** | **23,715** | **$ 1,316,718** | **100.0%** | **$ 56** | **347** | **27** | **$ 138,717** | **100.0%** | **2.10x** | **18.5%** | **81.1%** |

General Notes:
• Q-Mix (Private + Medicare) is based on percentage of revenue.
• Performance metrics exclude development in progress, assets held for sale, and unconsolidated JV assets.
• Totals subject to rounding.

Nationwide
Health
Properties







| | Assisted and Independent Living | Skilled Nursing | CCRC | Total Portfolio |
|---|---|---|---|---|
| | MAR 2011 | MAR 2011 | MAR 2011 | MAR 2011 |
| **Unconsolidated JV Portfolio** | | | | |
| Annualized Facility Revenue ($000s) | $ 75,070 | $ 171,042 | $ 13,160 | $ 259,272 |
| Occupancy | 82.8% | 89.6% | 84.1% | 86.1% |
| Monthly revenue per occupied bed/unit | $ 3,906 | $ 8,402 | $ 9,145 | $ 6,321 |
| Q-Mix (Private + Medicare) | 96.4% | 62.0% | 100.0% | 73.9% |
| Annualized Facility EBITDARM ($000s) | $ 25,690 | $ 43,816 | $ 3,371 | $ 72,878 |
| Facility EBITDARM % | 34.2% | 25.6% | 25.6% | 28.1% |
| Total JV Annualized Cash Rent ($000s) | $ 22,033 | $ 23,625 | $ 2,867 | $ 48,525 |
| **JV Rent (Payor Mix)** | | | | |
| Private | 96.4% | 35.1% | 64.1% | 64.6% |
| Medicare | 0.0% | 27.5% | 35.9% | 15.5% |
| Medicaid | 3.6% | 37.4% | 0.0% | 19.9% |
| Other | 0.0% | 0.0% | 0.0% | 0.0% |
| Total JV Annualized Cash Rent | 100.0% | 100.0% | 100.0% | 100.0% |
| Facility EBITDARM coverage | 1.17x | 1.85x | 1.18x | 1.50x |
| Facility EBITDAR coverage | 1.00x | 1.49x | 0.95x | 1.23x |
| Facility EBITDAR - Capex coverage | 0.91x | 1.44x | 0.90x | 1.17x |

General Note:
• Totals subject to rounding.

Nationwide Health Properties



Gross investment dollars in thousands

| MOB Same Property | Number of Facilities | Gross Investment | Gross Investment per SQFT | Percent On Campus | Average Age | Rentable SQFT | Occupancy Mar 2011 | Mar 2010 | Change |
|---|---|---|---|---|---|---|---|---|---|
| West | 24 | $ 692,417 | $ 379 | *88.6%* | 9 | 1,827,198 | *90.4%* | *91.2%* | *-0.8%* |
| Southcentral | 21 | 88,968 | 94 | *80.5%* | 20 | 947,192 | *80.6%* | *86.6%* | *-5.9%* |
| Midwest | 13 | 80,880 | 178 | *74.5%* | 17 | 454,308 | *86.1%* | *87.4%* | *-1.3%* |
| Southeast | 7 | 37,792 | 113 | *75.7%* | 18 | 334,688 | *80.0%* | *85.3%* | *-5.3%* |
| Northeast | 3 | 7,285 | 110 | *58.0%* | 31 | 66,196 | *84.4%* | *80.4%* | *3.9%* |
| | | | | | | | | | |
| Triple-Net & Mortgage | 44 | 158,453 | 308 | *11.9%* | 12 | 513,683 | *100.0%* | *100.0%* | *0.0%* |
| **Total MOB Same Property** | **112** | **$ 1,065,795** | **$ 257** | ***74.1%*** | **11** | **4,143,265** | ***88.0%*** | ***89.4%*** | ***-1.5%*** |
| | | | | | | | | | |
| **Total MOB Portfolio** | **135** | **$ 1,188,752** | **$ 241** | ***70.7%*** | **12** | **4,941,018** | ***89.6%*** | ***89.4%*** | ***0.1%*** |

| MOB Same Property | Annualized Revenue Current Year | Prior Year | % Change | Annualized Cash Rent/NOI Current Year | Prior Year | % Change | Operating Margin Current Year | Prior Year | Change |
|---|---|---|---|---|---|---|---|---|---|
| West | $ 71,633 | $ 68,842 | *4.1%* | $ 45,456 | $ 43,179 | *5.3%* | *63.5%* | *62.7%* | *0.7%* |
| Southcentral | 15,327 | 15,490 | *-1.1%* | 6,638 | 6,976 | *-4.8%* | *43.3%* | *45.0%* | *-1.7%* |
| Midwest | 10,375 | 10,157 | *2.1%* | 5,782 | 5,655 | *2.3%* | *55.7%* | *55.7%* | *0.1%* |
| Southeast | 5,947 | 5,748 | *3.5%* | 3,153 | 3,026 | *4.2%* | *53.0%* | *52.6%* | *0.4%* |
| Northeast | 1,086 | 1,067 | *1.7%* | 523 | 498 | *5.0%* | *48.1%* | *46.6%* | *1.5%* |
| | | | | | | | | | |
| Triple-Net & Mortgage | 13,090 | 12,668 | *3.3%* | 13,090 | 12,668 | *3.3%* | *100.0%* | *100.0%* | *0.0%* |
| **Total MOB Same Property** | **$ 117,459** | **$ 113,972** | ***3.1%*** | **$ 74,642** | **$ 72,002** | ***3.7%*** | ***63.5%*** | ***63.2%*** | ***0.4%*** |
| | | | | | | | | | |
| **Total MOB Portfolio** | **$ 131,704** | **$ 127,858** | | **$ 85,801** | **$ 82,574** | | ***65.1%*** | ***64.6%*** | ***0.6%*** |

| MOB Owned <1 Year | | Number of Facilities | Gross Investment | Gross Investment per SQFT | Percent On Campus | Average Age | Rentable SQFT | Current Year Annualized Revenue | Annualized Cash Rent/NOI | Operating Margin | Mar 2011 Occupancy |
|---|---|---|---|---|---|---|---|---|---|---|---|
| West | [A][B][C] | 1 | $ 5,200 | $ 226 | *0.0%* | 19 | 22,966 | $ 712 | $ 422 | *59.3%* | *100.0%* |
| Southcentral | | - | - | - | - | - | - | - | - | - | - |
| Midwest | | 13 | 44,947 | 128 | *90.8%* | 20 | 350,282 | 5,785 | 4,194 | *72.5%* | *98.9%* |
| Southeast | | 2 | 29,410 | 175 | *61.6%* | 11 | 168,077 | 3,599 | 2,394 | *66.5%* | *91.8%* |
| Northeast/Atlantic | | - | - | - | - | - | - | - | - | - | - |
| | | | | | | | | | | | |
| Triple-Net & Mortgage | | 7 | 43,400 | 169 | *0.0%* | 10 | 256,428 | 4,149 | 4,149 | *100.0%* | *100.0%* |
| **Total** | | **23** | **$ 122,957** | **$ 154** | ***52.8%*** | **14** | **797,753** | **$ 14,245** | **$ 11,159** | ***78.3%*** | ***97.8%*** |

[A] Includes Huntington Pavilion with current occupancy of 65.9%; please refer to page 37 for further details.
[B] Includes Mercy Gilbert Medical Plaza with current occupancy of 68.6%; please refer to page 37 for futher details.
[C] Excludes two medical ofice buildings previously owned by an unconsolidated joint venture as they are included in MOB Same Property.

General Note:

• Totals excludes asset held for sale.
• Totals subject to rounding.

Nationwide Health Properties

Gross investment dollars in thousands

| MOBs by State | | Region | Number of Facilities | Gross Investment | Percent by Investment | Gross Investment per SQFT | Rentable SQFT | Occupancy | Revenue* per SQFT | NOI* per SQFT |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 California | [A] | West | 13 | $ 481,828 | 40.5% | $ 421 | 1,143,922 | 90.7% | $ 49.05 | $ 31.09 |
| 2 Washington | | West | 8 | 119,736 | 10.1% | 307 | 389,536 | 99.3% | 33.90 | 21.53 |
| 3 Illinois | | Midwest | 12 | 67,609 | 5.7% | 174 | 387,532 | 85.6% | 24.80 | 13.02 |
| 4 Ohio | | Midwest | 14 | 58,218 | 4.9% | 140 | 417,058 | 97.3% | 19.54 | 13.94 |
| 5 Missouri | | Southcentral | 7 | 50,375 | 4.2% | 125 | 404,229 | 92.8% | 21.43 | 11.24 |
| Top 5 | | | 54 | 777,766 | 65.4% | 284 | 2,742,277 | 92.5% | 34.76 | 21.59 |
| 6 Nevada | | West | 2 | 45,013 | 3.8% | 302 | 149,248 | 78.7% | 35.05 | 20.72 |
| 7 Georgia | | Southeast | 5 | 39,805 | 3.4% | 133 | 298,523 | 91.0% | 22.27 | 13.61 |
| 8 Oregon | | West | 1 | 35,400 | 3.0% | 336 | 105,375 | 86.8% | 28.58 | 20.87 |
| 9 Louisiana | | Southcentral | 8 | 28,830 | 2.4% | 73 | 397,581 | 74.7% | 18.27 | 6.64 |
| 10 South Carolina | | Southeast | 2 | 16,180 | 1.4% | 147 | 109,787 | 76.4% | 24.11 | 12.24 |
| Top 10 | | | 72 | 942,993 | 79.3% | 248 | 3,802,791 | 89.4% | 31.90 | 19.37 |
| 11 Arizona | [B] | West | 1 | 15,641 | 1.3% | 252 | 62,083 | 68.6% | 38.05 | 22.51 |
| 12 Texas | | Southcentral | 6 | 9,763 | 0.8% | 67 | 145,382 | 63.0% | 20.34 | 4.88 |
| 13 Virginia | | Northeast | 3 | 7,285 | 0.6% | 110 | 66,196 | 84.4% | 19.45 | 9.36 |
| 14 Florida | | Southeast | 1 | 6,637 | 0.6% | 185 | 35,900 | 36.4% | 31.48 | 5.14 |
| 15 Tennessee | | Southeast | 1 | 4,581 | 0.4% | 78 | 58,555 | 91.1% | 19.92 | 14.18 |
| Top 15 | | | 84 | 986,899 | 83.0% | 237 | 4,170,907 | 87.6% | 31.32 | 18.76 |
| Triple-Net & Mortgage | | | 51 | 201,853 | 17.0% | 262 | 770,111 | 100.0% | 22.39 | 22.39 |
| **Medical Office Buildings** | | | **135** | **$ 1,188,752** | **100.0%** | **$ 241** | **4,941,018** | **89.6%** | **$ 29.76** | **$ 19.39** |

*Annualized; per occupied square foot.

[A] Includes Huntington Pavilion with current occupancy of 65.9%; please refer to page 37 for further details.
[B] Includes Mercy Gilbert Medical Plaza with current occupancy of 68.6%; please refer to page 37 for futher details.

General Note:

• Prior year numbers exclude Pomerado mortgage which has since been converted to an equity investment.
• Totals excludes asset held for sale.
• Totals subject to rounding.

Dollars in thousands, except per square foot data



| | Consolidated Medical Office Building Lease Expirations | | | | | | | | | | | |
| | Consolidated Multi-Tenant | | | | Consolidated Triple-Net (1) | | | | Consolidated Medical Office Building | | | |
| Year | Square Feet | % of Total | Annualized Rent | Annualized Rent PSF | Square Feet | % of Total | Annualized Rent | Annualized Rent PSF | Square Feet | % of Total | Annualized Rent | Annualized Rent PSF |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2011 | 469,174 | 13% | 11,335 | 24.16 | - | 0% | - | - | 469,174 | 11% | 11,335 | 24.16 |
| 2012 | 366,245 | 10% | 9,513 | 25.97 | - | 0% | - | - | 366,245 | 9% | 9,513 | 25.97 |
| 2013 | 308,819 | 8% | 7,121 | 23.06 | - | 0% | - | - | 308,819 | 7% | 7,121 | 23.06 |
| 2014 | 275,100 | 7% | 8,110 | 29.48 | - | 0% | - | - | 275,100 | 7% | 8,110 | 29.48 |
| 2015 | 322,836 | 9% | 8,171 | 25.31 | - | 0% | - | - | 322,836 | 8% | 8,171 | 25.31 |
| 2016 | 252,534 | 7% | 7,462 | 29.55 | - | 0% | - | - | 252,534 | 6% | 7,462 | 29.55 |
| 2017 | 442,084 | 12% | 12,671 | 28.66 | - | 0% | - | - | 442,084 | 11% | 12,671 | 28.66 |
| 2018 | 170,999 | 5% | 6,726 | 39.33 | - | 0% | - | - | 170,999 | 4% | 6,726 | 39.33 |
| 2019 | 237,843 | 6% | 7,914 | 33.27 | 61,219 | 13% | 1,224 | 20.00 | 299,062 | 7% | 9,138 | 30.56 |
| 2020 | 64,854 | 2% | 2,371 | 36.56 | 55,814 | 12% | 1,262 | 22.61 | 120,668 | 3% | 3,633 | 30.11 |
| Thereafter | 787,633 | 21% | 26,168 | 33.22 | 359,958 | 75% | 7,578 | 21.05 | 1,147,591 | 27% | 33,746 | 29.41 |
| | 3,698,121 | 100% | $ 107,563 | $ 29.09 | 476,991 | 100% | $ 10,064 | $ 21.10 | 4,175,112 | 100% | $117,627 | $ 28.17 |

| | Mortgage Loan Receivable (2) | | |
| Year | Principal Payments | % of Total | Number of Facilities |
|---|---|---|---|
| 2011 | - | 0% | - |
| 2012 | - | 0% | - |
| 2013 | - | 0% | - |
| 2014 | - | 0% | - |
| 2015 | - | 0% | - |
| 2016 | - | 0% | - |
| 2017 | 83,107 | 100% | 27 |
| 2018 | - | 0% | - |
| 2019 | - | 0% | - |
| 2020 | - | 0% | - |
| Thereafter | - | 0% | - |
| | $ 83,107 | 100% | 27 |

(1) Also included in Other Triple-Net lease expirations on page 30
(2) Also included in Mortgage Loans Receivable Principal Payments on page 30

Nationwide Health Properties

**Q1 2011**

| | Total SQFT | | As of 12/31/10 | | | | | | | | Leased (as of 3/31/11) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | As of 12/31/10 | Q1 Acquisitions | Leased % | Leased SQFT | Leased SQFT Acquisitions | Expirations | Renewals | New Leases | Vacated | Dispositions | SQFT | % | Retention | Absorption |
| West | 1,850,164 | | 93.0% | 1,720,672 | - | 27,535 | 11,222 | 2,851 | (16,313) | - | 1,707,210 | 92.3% | **40.8%** | **(13,462)** |
| Southcentral | 947,192 | | 83.7% | 792,830 | - | 64,387 | 29,961 | 12,682 | (34,426) | - | 771,086 | 81.4% | **46.5%** | **(21,744)** |
| Midwest | 773,638 | 30,952 | 88.5% | 711,889 | 30,952 | 28,245 | 22,469 | 1,495 | (5,776) | - | 738,560 | 91.8% | **79.6%** | **(4,281)** |
| Southeast | 502,765 | | 85.1% | 427,670 | - | 32,753 | 25,008 | 5,496 | (7,745) | - | 425,421 | 84.6% | **76.4%** | **(2,249)** |
| Northeast | 66,196 | | 84.4% | 55,844 | - | 3,179 | 3,179 | - | - | - | 55,844 | 84.4% | **100.0%** | **-** |
| | **4,139,955** | **30,952** | **88.9%** | **3,708,905** | **30,952** | **156,099** | **91,839** | **22,524** | **(64,260)** | **-** | **3,698,121** | **88.7%** | **58.8%** | **(41,736)** |
| NNN MOB | 770,111 | - | 100.0% | 770,111 | - | - | - | - | - | - | 770,111 | 100.0% | N/A | N/A |
| | **4,910,066** | **30,952** | **90.6%** | **4,479,016** | **30,952** | **156,099** | **91,839** | **22,524** | **(64,260)** | **-** | **4,468,232** | **90.4%** | **58.8%** | **(41,736)** |

**Overall Retention including month-to-month Leases:** **92.5%**

| | | |
|---|---|---|
| **Average Start Rate per SQFT** | $ 19.35 | $ 19.71 |
| **Average Rate per SQFT Before Renewal** | $ 21.15 | N/A |
| **Leasing Costs per SQFT** | $ 1.61 | $ 4.45 |
| **Tenant Improvements per SQFT** | $ 1.96 | $ 11.84 |
| **Average Lease Term (mos)** | 37 | 53 |
| **Average Term Before Renewal (mos)** | 45 | N/A |

Footnotes:
1. Regional Retention Rates exclude month-to-month leases.

Nationwide
Health
Properties

**Annualized Cash Rent/NOI:**
For our triple-net lease portfolio, Annualized Cash Rent is equal to the total cash rent due from our tenants based on the trailing twelve-month period, one month in arrears from the period presented. For our medical office building portfolio, Annualized NOI is equal to the actual year to date NOI for the period presented plus the forecasted NOI for the remainder of the calendar year. We use Annualized Cash Rent to calculate our EBITDARM, EBITDAR and EBITDAR – Capex coverages.

**Facility EBITDAR:**
Earnings before interest, taxes, depreciation, amortization and rent on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenue) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR. EBITDAR figures are based on the trailing twelve-month period, one month in arrears from the period presented. All facility financial information was derived solely from information provided by our tenants and borrowers, and we have not verified such information. We use EBITDAR to calculate the EBITDAR (cash flow) coverage for our portfolio.

**Facility EBITDAR Coverage:**
Annualized EBITDAR divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations. EBITDAR Coverage of 1.0X would indicate the EBITDAR is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the mid-range coverage measure we utilize.

**Facility EBITDARM:**
Earnings before interest, taxes, depreciation, amortization, rent and management fees based on the trailing twelve-month period, one month in arrears from the period presented. We believe EBITDARM is a good estimate of facility cash flows before payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenue) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDARM. All facility financial information was derived solely from information provided by

our tenants and borrowers, and we have not verified such information. We use EBITDARM to calculate the EBITDARM (cash flow before management fee) coverage for our portfolio.

**Facility EBITDARM Coverage:**
Annualized EBITDARM divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations assuming it doesn't have to pay its management fee. EBITDARM Coverage of 1.0X would indicate the EBITDARM is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the least restrictive coverage measure we utilize.

**Facility EBITDAR - Capex:**
Earnings before interest, taxes, depreciation, amortization and rent less minimum capital expenditures (capex) based on the trailing twelve-month period, one month in arrears from the period presented. We believe EBITDAR is a good estimate of facility cash flows after a reserve for minimum capital expenditures required to maintain a facility. We use a standardized imputed capital expenditure schedule in our calculations based on the type, size and age of each facility which we believe represents typical minimum capital expenditures for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR - Capex. All facility financial information was derived solely from information provided by our tenants and borrowers, and we have not verified such information. We use EBITDAR - Capex to calculate the EBITDAR – Capex (cash flow after reserves for minimum capex requirements) coverage for our portfolio.

**Facility EBITDAR - Capex Coverage:**
Annualized EBITDAR - Capex divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations after it makes the minimum capital expenditures required to maintain the facility. EBITDAR - Capex Coverage of 1.0X would indicate the EBITDAR - Capex is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the most restrictive coverage measure we utilize.

**Annualized Facility Revenue:**
Except for medical office buildings, the revenue generated by each individual facility is based on the trailing twelve-month period, one month in arrears from the period presented. We receive periodic facility financial information from our tenants that we utilize to calculate Annualized Facility Revenue.

All facility financial information was derived solely from information provided by our tenants and borrowers, and we have not verified such information.

**Annualized Revenue:**
For medical office buildings, the revenue is equal to the actual year to date revenue for the period presented plus the forecasted revenue for the remainder of the calendar year.

**Gross Investment:**
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets such as lease-up intangible assets, above market tenant and ground lease intangible assets (collectively "Intangible assets") included on our balance sheets and/or below market tenant and ground lease intangible liabilities included in the caption "Accounts payable and accrued liabilities" on our balance sheets.

**Monthly Revenue per Occupied Bed/Unit:**
For our senior housing and long-term care portfolio, monthly revenue per occupied bed or unit is derived by determining the revenue generated by each individual facility divided by the total number of actual resident days, each of which is based on the trailing twelve-month period, one month in arrears from the period presented, with the resulting quotient multiplied by 30.41667. All facility performance data was derived solely from information provided by our tenants and borrowers, and we have not verified such information.

**Occupancy:**
For our senior housing and long-term care portfolio, the occupancy reported is one month in arrears from the period presented and represents a facility's actual resident days (total number of beds or units occupied multiplied by the number of days in the period) divided by the total resident capacity (total number of beds or units in service for the period multiplied by the number of days in the period). For medical office buildings, facility occupancy reported is as of the period presented and represents the leased square feet divided by the total rentable square feet. All facility performance data was derived solely from information provided by our tenants, borrowers, and property managers, and we have not verified such information.

**NOI:**
Net operating income ("NOI") is a non-GAAP supplemental financial measure used to evaluate the operating performance of our facilities. We define NOI for our single tenant triple-net leases segment as rent revenues. For our multi-tenant leases segment, we define NOI as revenues minus medical office building operating expenses. In some cases, revenue for medical office buildings includes expense reimbursements for common area maintenance charges. NOI excludes interest expense, depreciation and amortization expense, general and administrative expense and discontinued operations. We present NOI as it effectively presents our portfolio on a "net" rent basis and provides relevant and useful information as it measures the operating performance at the facility level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties. Furthermore, we believe that NOI provides investors relevant and useful information because it measures the operating performance of our real estate at the property level on an unleveraged basis. We believe that net income is the GAAP measure that is most directly comparable to NOI. However, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as presented above may not be comparable to other REITs or companies as their definitions of NOI may differ from ours.

**Q-Mix:**
For our long-term care portfolio, Q-Mix (abbreviation for Quality-Mix) refers to the combination of a tenant's private and medicare revenues as a percentage of total revenues. As private and medicare rates are generally higher at long-term care facilities, tenants can often times improve margins by selectively targeting medicare and private-pay residents. As such, an increase in the Q-Mix generally results in a corresponding increase in a tenant's total revenues.

**Rentable Square Feet:**
For our medical office building portfolio, rentable square feet represents the area measured to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. An add-on or load factor is used to charge the tenant for a percentage of the common areas, so that the total rentable square footage for the building is equal to sum of each floor's rentable area.

Nationwide
Health
Properties

**Same Property (Performance):**
Results shown under the Same Property caption present the financial or other performance measures for only those facilities that were in our portfolio for more than twelve months at the end of all periods presented.

Nationwide Health Properties